
05006019

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Redflex Holdings Limited

*CURRENT ADDRESS 31 Market St.
South Melbourne, Victoria 3205
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34809 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/24/05





Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

82-34862

Release to Australian Stock Exchange

Annual Report

29 September 2004. The directors are pleased to submit the Annual Report for the 2003/2004 financial year.

This report should be read in conjunction with the 2004 Results Summary provided with the Appendix 4E report released to the ASX on 27 August. The Summary is available on the Redflex website at www.redflex.com.au.

An updated Chairman's report and CEO's report will be included with the Annual Report at the time it is released for mailing to all shareholders. These reports will include information that is current to that time.

For further information:
Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 1712

6-30-04
AR/S

REDFLEX HOLDINGS LIMITED

ACN 069 306 216

DIRECTORS' REPORT

Your Directors submit their report for the year ended 30 June 2004.

DIRECTORS

The names and details of the Company's Directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

CHRISTOPHER COOPER – L.L.B., B.Com.

Non-executive Chairman

Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a Director and Manager of numerous private investment companies and trusts.

ROBIN DEBERNARDI

Non Executive Director

Mr Debernardi is a prominent businessman who established and developed a range of products in a horticultural business, the success of which is that it is now known as a household name in the industry. Mr Debernardi has since been successfully engaged in commercial property developments in Victoria and Queensland, while developing a rural property in North Central Victoria. He brings substantial experience in assisting companies involved in high growth phases of their development.

PETER LEWINSKY – B Ec, MBA, FCA, FSIA

Non Executive Director – (Appointed 16 October 2003)

Mr Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. Mr Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the Boards and shareholders of public, private and government organizations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice.

Over the last 10 years Mr Lewinsky has held a number of Board and Audit Committee appointments for public, private and government organizations.

GRAHAM DAVIE – BSc, Grad Dip Mil Av

Chief Executive Officer

Mr Davie is the Chief Executive Officer of the Group and has previously held the position of Managing Director of the Communications business since 1993. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support.

BRUCE HIGGINS -B Eng (Elect), MBA, FAIC

Executive Director – CEO Redflex Traffic Systems Inc– (Appointed 16 January 2004)

Mr Higgins has held senior management roles with a number of global companies in the automation technology and aerospace industries.

Mr. Higgins has studied competitive advantage with Harvard University, and has a Bachelor Degree in Electronic Engineering, Master of Business Administration in Technology Management and is a Fellow of the Australian Institute of Company Directors.

Mr. Higgins is now President & Chief Executive Officer of Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited. He is currently based in the USA corporate offices in Scottsdale Arizona and leads the Redflex Traffic Systems business globally. Mr Higgins has served the Company in this role since August 2001.

COMPANY SECRETARY
MARILYN STEPHENS

Ms Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the Australian Stock Exchange in February 1997. Prior to that Ms Stephens was the Company Secretary and Administration Manager to various companies within the Redflex Group.

Directors' Interests

The interest of each director in the share capital of Redflex Holdings Limited, at the date of this Report, as contained in the Register of Directors' Shareholding of the Company is:

Director	Relevant Interest over Ordinary Shares	Options over Ordinary Shares
Chris Cooper	747,080	0
Robin Debernardi	3,224,373	0
Peter Lewinsky	41,800	0
Graham Davie	1,086,770	0
Bruce Higgins	0	1,800,000

Directors' interests in Options together with terms and conditions are set out in Notes 19 and 23.

Issue of Shares

During the year the Company issued the following shares:

1. 3,275,035 Ordinary Shares were issued by way of conversion of Options at a price of $1.10 per share fully paid.
2. 7,944,184 Ordinary Shares were issued by way of private placement at a price of $0.8475 per share fully paid.
3. 4,098,494 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $0.8475 per share fully paid.
4. 100,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at a price of $0.69 per share fully paid
5. 30,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at a price of $0.5894 per share fully paid.
6. 70,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at a price of $0.5909 per share fully paid

Issue of Options

During the year ended 30 June 2004, the following Options were issued:

1 1,800,000 Options over Ordinary Shares at an exercise price of $0.50.

2 2,655,000 Options over Ordinary Shares at an exercise price of $0.58 compounding at 3% p.a. until exercised

3 1,348,000 Options over Ordinary Shares at an exercise price of $2.06 compounding at the increase rate in the All Ordinaries Index until exercised.

Expiration of Options

6,261,796 Options issued at an exercise price of $1.10 expired on 31 December 2003. Of these Options 3,275,035 were exercised. The remaining Options expired.

Unissued shares

As at 30 June 2004 and at the date of this report there were 6,323,000 unissued ordinary shares under Options. Refer to Note 14 for further details of the Options outstanding.

	30 June 2004	30 June 2003
Basic Earnings per Share	4.36 cents	(6.6 cents)
Diluted Earnings per Share	4.20 cents	(6.6 cents)
Weighted average number of Ordinary Shares used in calculation of Earnings per Share	76,014,688	56,250,530
Weighted average number of Ordinary Shares used in calculation of diluted Earnings per Share	79,187,732	56,250,530
Net tangible asset backing per ordinary security	49.1 cents	44.0 cents

Dividends

The Company did not propose or pay any dividends in the year ended 30 June 2004 (2003 – Nil).

Summarised operating results are as follows:

The Company showed revenue from operating activities of $33,060,064 which was up 40.7% on the previous financial year (2003 - $23,499,913).

The increase in revenue was due to:

- An increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business from 135 at 30 June 2003 to 301 at 30 June 2004.
- The increase was offset in part by the move in the AUD/USD exchange rate by approximately 6% reducing the reported revenue from the growing USA Traffic business and Communication division revenues within the USA due to translation effects.

The consolidated operating profit of the Consolidated Entity for the year ended 30 June 2004 after income tax of $nil was $3,315,686 (2003 – loss of $3,736,886).

The operating loss of Redflex Holdings Limited for the year ended 30 June 2004 after income tax of $nil was $15,253,858 (2003 – loss of $2,639,521).

Principal Activities

During the year, the principal activities of entities within the Consolidated Entity were:

- Management and operation of Build, Own, Operate and Maintain Traffic enforcement business for the USA market; commercialisation of the Redflex Traffic Image Processing Software and associated traffic violation management systems and hardware world-wide.
- Commercialisation and development of technology associated with voice and data digital switching and related communications systems.

Operating results by business and geographical segments are as follows:

(a) Business Segments

	Corporate	Communications	Traffic	30-Jun-04 Total	30-Jun-03 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services		8,473	7,334	15,807	12,999
Revenue from fee for service contracts		0	17,253	17,253	10,501
Total revenue from operating activities		8,473	24,587	33,060	23,500
Consolidated operating profit before tax	(1,444)	(946)	5,705	3,315	(3,736)
Total assets	2,016	11,353	45,799	59,168	44,768

(b) Geographical segments

	Australia	USA	Other	30-Jun-04 Total	30-Jun-03 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	5,480	8,605	1,722	15,807	12,999
Revenue from fee for service contracts	0	17,253	0	17,253	10,501
Total revenue from operating activities	5,480	25,858	1,722	33,060	23,500
Total assets	19,921	39,247	0	59,168	44,768

Corporate Information

Redflex Holdings Limited is a company limited by shares and is incorporated and domiciled in Australia. Redflex Holdings Limited has prepared a consolidated financial report incorporating the entities that it controlled during the year and as detailed in Note 8 to the accounts. The Consolidated Entity employed 195 employees as at 30 June 2004 (2003: 150 employees).

Redflex Traffic Systems USA business

Redflex has maintained and extended its position as the largest provider of digital red light photo enforcement services in North America, with contracts in 53 cities and towns across eleven states. Redflex has led the market in the number of red light photo enforcement systems installed over a 12-month period and based on new contracts signed is the leading vendor by market share over the past 12 months.

The installation of the 301st system was announced on15th July, representing a growth rate of 123% in installed systems, from the 135 systems installed at 1 July 2003. Over the second half of the financial year Redflex installed 89 systems representing a growth rate of 42% for the half. We have a strong portfolio of signed contracts with USA municipalities that support continued installation at rates in excess of 17 systems per month.

During the year we achieved a record in order intake with 26 cities contracting with Redflex for new photo enforcement programs. This is particularly pleasing as our strategy to extend our reach into the USA market with our geographic presence is on track and we have demonstrated our ability to grow within markets where our competitors have existing business. We also executed changes or renewals with seven existing clients and achieved a 100% retention of existing clients.

The pipeline of selections, bids and prospects is strong, and the overall market environment both with prospective clients and the general public strongly supports our business model and value proposition. New states within the USA have legislative initiatives in progress that expand our market opportunity.

Back office processing operations are meeting the processing requirements created by the strong installation program and growth in new cities. The improved efficiency of our software systems and processes has been improved to enable a lower operating expense on an average activity basis. We assess our operations efficiency to be the best in the industry on a cost per citation basis based on the data available.

Redflex Traffic Systems Non USA based business

Non-USA based business includes Australia, South Africa, United Kingdom, Europe and the Middle East.

Market share in Australia has continued to strengthen, with Redflex the number one digital enforcement company in the market.

The Australia based Traffic business has also delivered impressive performance with contracts signed in a number of jurisdictions, and development of key opportunities. Major new contracts announced were: The West Australian Back Office Development, a point-to-point speed system for the Roads and Traffic Authority in NSW, sales of camera systems, both fixed and the mobile LaserCam to South Africa, sales of the LaserCam product to customers in the UK, maintenance arrangements in NSW, and a contract to supply speed cameras to Tasmania. The Company operates in a competitive environment and has demonstrated its superior capabilities to this range of customers.

During this period, Redflex acquired the assets and intellectual property of its largest local competitor, Poltech International Limited and its subsidiary Lockfronic Pty Ltd. The integration of the Poltech products, selected staff and intellectual property has been completed and the benefits have exceeded expectations. Additional maintenance contracts, upgrades and support services have been contracted for and delivered for Poltech cameras in NSW and Tasmania. Sales of four Lasercam systems to South Africa have been made.

The Redflex presence in Europe continues to grow, with sales of the Lasercam Mobile Speed Enforcement Camera in the UK. An office has been established in the United Kingdom with the appointment of a Director of Sales and technical staff. Redflex has also received an order for a pilot camera system in Greece for fixed speed photo enforcement to be installed after the Olympics. Within Europe we are selectively looking for opportunities to apply our technology and business models to this market.

The research and development program for the Traffic business has continued with new projects committed to maintain our leadership with existing products and development of new products. Expenditure on R&D will continue through the 2004/05 financial year to meet identified needs for new products that meet our return on investment criteria.

Manufacturing capacity of photo enforcement systems has increased to meet the increased demand for government clients and to support the higher installation schedule for USA systems. Our capacity to manufacture photo enforcement systems meets our requirements.

Redflex Communications Systems

The Communications Division, after a poor result in the first half (an operating loss of $869,000), has shown significant improvement in the second half and recorded an operating loss of $77,000 for that period. This is below expectations however a profit is projected for the 2004/05 financial year and a significant amount of the revenues necessary to achieve the result are committed.

Over the year progress was made in delivering complex communications systems to key clients, including the Royal Australian Air Force, Lockheed Martin, Tenix Defence Systems and the US Department of Defense.

The following contracts have been signed with key customers since July 2003.

A secure voice conferencing system and a secure video conferencing facility for the US Army, a deployable communications system was delivered to the US Navy, and communications systems were provided and installed for the US Air Force in the UK.

A major contract has been won in conjunction with Innovative Solutions in the USA to provide communications for the US Air Force as part of the Battlefield Control System – Mobile. This contract is expected to result in revenues of up to $17 million over the next 5 years.

An Australian Government START grant of $2.6 million for Research and Development was awarded to Redflex Communications to assist with the development of the next generation Switchplus® Gen3 product over a period of two and a half years.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Redflex Group not otherwise dealt with in this report.

Likely developments and expected results

The most significant growth for the ensuing financial year is expected within the Traffic Division. The Company has set internal installation rates for cameras within the USA which can be met predominantly from existing contracts and selections. This growth will be funded from the cash generated from operations together with an appropriate debt funding already in place.

After balance date events

There were no after balance date events of significance not otherwise dealt with in this report, other than the finalisation of a USD 13 million debt facility to fund the growth within the USA Traffic Division. The initial draw-down was used to repay the National Australia Bank debt facilities. This facility is explained further in note 12 to the accounts.

Environmental Regulation and Performance

The Directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

Remuneration Policy

A Remuneration Committee, currently comprising all members of the Board, has been formed to review future remuneration arrangements for the Directors and executive team. The Chief Executive Officer's remuneration is determined by the Board.

Emoluments of Directors of Redflex Holdings Limited

	Base Fee $	Bonus $	Superannuation & Other $	Options $	Total $
Chris Cooper	0	0	3,000	0	3,000
Robin Debernardi	0	0	3,000	0	3,000
Peter Lewinsky	28,000	0	2,520	0	30,520
Graham Davie	160,810	26,306	14,474	0	201,590
Bruce Higgins	318,702	79,675	86,957	429,631	914,965

Prior to his appointment as a director on 16 October 2003, Mr Lewinsky was retained as a corporate advisory consultant and received fees of $14,000 for services provided to that date.

Emoluments of the five most highly paid executive officers of the Company and the Consolidated Entity.

The Directors have determined the officers of the Company to be the key managers of the business units and the Chief Financial Officer.

Emoluments		Base Salary $	Bonus $	Superannuation & Other $	Options $	Total $
Aaron Rosenberg	Vice President Sales & Marketing- Redflex Traffic Systems Inc	209,358	43,459	6,547	84,138	343,502
Karen Finley	Vice President Operations- Redflex Traffic Systems Inc	201,413	11,228	5,845	84,138	302,624
Ricardo Fiusco	General Manager – Australia Redflex Traffic Systems	150,229	33,000	13,521	84,138	280,888
Ron Johnson	Chief Financial Officer	152,660	0	13,740	84,138	250,538
Peter Harrison	General Manager – Redflex Communications Systems	130,000	0	10,935	84,138	225,073

The Company uses the fair value measurement provisions of AASB 1046 "Director and Executive Disclosures for Disclosing Entities" and the pending AASB 2 "Share-based payment" prospectively for all Options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts that never vest (ie forfeitures).

From 1 July 2003, Options granted as part of director and executive emoluments have been independently valued using a Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

Fair Values of Options

The fair value of each option is estimated on the date of the grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made on 30 June 2004, 2003 and 2002. The valuation of the Options was performed independently by Pitcher Partners.

Black-Scholes option formula	**RDFAR**	**RDFAS**	**RDFAT**
Share Price	.8900	.8900	2.2200
Exercise price	.5000	.5859	2.0600
Expected volatility	33%	33%	33%
Risk-free interest rate	5.21%	5.21%	5.52%
Expected life of option	5 years	5 years	5 years

The dividend yield reflects the assumption that no dividend has been previously paid nor will be paid until FY06. The expected life of the option is the maximum period allowable and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those Options vesting after 1 July 2003 are:

	RDFAR	**RDFAS**	**RDFAT**	**TOTAL**
Number of Options	1,800,000	2,655,000	1,348,000	5,803,000
		Weighted average fair value		
30 June 2004	429,631	551,573	19,437	1,000,641
30 June 2005	112,144	227,724	242,037	581,905
30 June 2006	14,519	61,959	100,494	176,972
30 June 2007	0	0	35,999	35,999
	556,294	841,256	397,967	1,795,517

Indemnification of Officers and Auditors

The Company has agreed to indemnify the following current Directors of the Company: Christopher Cooper, Robin Debernardi, Peter Lewinsky, Graham Davie, Bruce Higgins and the Company Secretary and all executive officers of the Company and of any related body corporate, against any liability that may arise from their position within the Company. The contract of insurance prohibits disclosure of the nature of the liability indemnified.

Redflex Holdings Limited, being the ultimate parent entity, paid premiums in respect of Directors and Officers liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the Company and prohibits disclosure of the amount of the premium paid.

The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the Company, or any related entity, against a liability incurred in their capacity as an auditor.

Directors' Meetings

Directors' meetings held and attended during the year ended 30 June 2004, and up to the date of this report were:

	No of Directors Meetings held while in office	**Number of Directors Meetings attended**	**Nomination committee**	**Audit Committee**	**Remuneration Committee**
Number of Meetings Held			2	2	2
Graham Davie	21	21	2		2
Robin Debernardi	21	21	2	2	2
Christopher Cooper	21	20	2	2	2
Peter Lewinsky	15	15		2	
Bruce Higgins	8	8			

Ethical Standards

The Consolidated Entity has in place a Code of Conduct that identifies the appropriate professional conduct for its dealings with shareholders, management, employees and other persons. The self-regulatory measures contained within this code are important in increasing the awareness of shareholders, and others who deal with the Company, that Redflex Holdings Limited takes responsibility for its own conduct so that they may feel confident as to the integrity of the Company and its decision making processes.

This Code of Conduct has been implemented by the Board of Directors, who review compliance with the code and review its contents on an ongoing basis.

The Code currently includes standards that cover respect for the law, integrity in all workplace and external dealings, diligence and quality and equal opportunity. Other standards and policies cover in more detail the provision of a safe and healthy workplace, fair employment practices and share trading by employees and Directors.

Identifying and managing business risks

The Board regularly monitors the operational and financial performance of the Company and Consolidated Entity against budget and other key performance measures. The Board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all significant identified risks of the business.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries intend to form a tax consolidated group effective from 1 July 2003. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition the agreement will provide for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Redflex Holdings Limited support and have adhered to the principles of corporate governance. Redflex's corporate governance statement is contained in the following section of this annual report.

Signed in accordance with a resolution of the Directors.

Graham Davie
Director
Melbourne, 28 September 2004

Directors' Declaration

Redflex Holdings Limited ACN 069 306 216

In accordance with a resolution of the Directors of Redflex Holdings Limited, I state that:

In the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

  (ii complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Graham Davie
Director

Melbourne, 28 September 2004

Corporate Governance Statement

Redflex Holdings Limited ACN 069 306 216

The Board of Directors of Redflex Holdings Limited is responsible for the corporate governance of the Consolidated Entity. The Board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations". In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. The principles are:

1. Lay solid foundations for management and oversight.
2. Structure the Board to add value.
3. Promote ethical and responsible decision making.
4. Safeguard integrity in financial reporting.
5. Make timely and balanced disclosure.
6. Respect the rights of shareholders.
7. Recognise and manage risk.
8. Encourage enhanced performance.
9. Remunerate fairly and responsibly.
10. Recognise the legitimate interests of stakeholders.

To ensure the Board is well equipped to discharge its responsibilities, it has established guidelines for the operation of the Board. In accordance with ASX Listing Rule 4.10.3, the Directors provide hereunder the main corporate governance practices of the Consolidated Entity:

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

- the Board shall comprise at least three directors and should always maintain a majority of non-executive directors
- the Chairman should be a non-executive director
- the Board shall comprise directors with an appropriate range of qualifications and experience; and
- the Board shall meet at least monthly and follow meeting guidelines to ensure all necessary information is available to participate in an informed discussion of all agenda items.

The Directors in office at the date of this report are

Mr Chris Cooper	Chairman, Non-executive Director
Mr Robin Debernardi	Non-executive Director
Mr Peter Lewinsky	Non-executive Director
Mr Graham Davie	Chief Executive Officer
Mr Bruce Higgins	President and Chief Executive Officer Redflex Traffic Systems Inc

Directors of Redflex Holdings Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgment.

In the context of director independence, "materiality" is considered from both the Company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the Company's loyalty.

In accordance with the definition above, and the materiality thresholds set, the following directors of Redflex Holdings Limited are considered to be independent:

Name	Position	Term in Office
Mr Chris Cooper	Chairman, Non-executive Director	2 years
Mr Robin Debernardi	Non-executive Director	2 years
Mr Peter Lewinsky	Non-executive Director	11 months

There are procedures in place, agreed by the Board, to enable directors, in furtherance of their duties, to seek independent professional advice at the Company's expense.

For additional details regarding Board appointments, please refer to our website.

Nomination Committee

The Board has established a Nomination Committee, which meets at least annually, to ensure that the Board continues to operate within the established guidelines, including where necessary, selecting candidates for the position of Director. The Nomination Committee comprises non-executive directors. The Nomination Committee comprised the following members throughout the year:

Mr Christopher Cooper

Mr Robin Debernardi

Mr Peter Lewinsky

Mr Graham Davie

Mr Bruce Higgins

Mr Lewinsky and Mr Higgins became members subsequent to their own appointment. Any proposed Board appointments will be determined by the full Board.

Audit and Risk Management Committee

The Board has established an Audit and Risk Management Committee, which operates under a charter established by the Board. It is the Board's responsibility to ensure that an effective internal control framework operates within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Consolidated Entity to the Audit and Risk Management Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All non-executive Directors are currently on the Audit and Risk Management Committee.

The members of the Audit and Risk Management Committee during the year were;

Mr Peter Lewinsky Mr Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. Mr Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the Boards and shareholders of public, private and government organizations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice. Over the last 10 years Mr Lewinsky has held a number of Board and Audit Committee appointments for public, private and government organizations.

Mr Christopher Cooper Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a Director and Manager of numerous private investment companies and trusts.

Mr Robin Debernardi Mr Debernardi is a prominent businessman who established and developed a range of products in a horticultural business, the success of which is that it is now known as a household name in the industry. Mr Debernardi has since been successfully engaged in commercial property developments in Victoria and Queensland, while developing a rural property in North Central Victoria. He brings substantial experience in assisting companies involved in high growth phases of their development

The external auditor is invited to attend all Audit and Risk Committee meetings.

The Audit and Risk Management Committee is also responsible for directing and monitoring the internal audit function and nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

Remuneration Committee

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the Company's financial and operational performance. The expected outcomes of the remuneration structure are:

- retention and motivation of key executives
- attraction of quality management to the Company
- performance initiatives which allow executives to share the rewards of the success of the Company

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and the executive team. The Remuneration Committee is currently comprised of the following Directors:

Mr Chris Cooper

Mr Robin Debernardi

Mr Graham Davie

Board Responsibilities

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the Consolidated Entity is delegated by the Board to the Chief Executive Officer and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the chief executive and the executive team.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. To ensure this is achieved the board has a number of mechanisms in place, including:

The Board approves strategic plans, operating plans and budgets. The Board also reviews implementation by management, monitors progress against budget, including establishment and monitoring of key performance indicators for all significant business processes, designed to meet stakeholders' needs and manage business risk.

The Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity, including:

- establishment of committees to report on occupational health and safety and environmental issues and concerns;
- procedures to allow directors to seek professional independent advice at the Company's expense;
- procedures to allow directors to review approval of major contracts and financing arrangements including financial risk in such areas as currency, interest rate and credit policies and exposures, and to monitor management's actions to ensure they are in line with Company policy.

Monitoring of the Board's Performance and Communication to Shareholders

In order to ensure the Board continues to discharge it's responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Chairman. If the performance of a Director was considered unsatisfactory, they would be asked to retire.

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is made available by way of an ASX release.
- The annual general meeting
- ASX releases in accordance with the entity's continuous disclosure policy
- Information available on the Company's website at www.redflex.com.au
- Public and private briefings. Any new material information which is released at briefings is made generally available concurrently by way of an ASX release

STATEMENT OF FINANCIAL PERFORMANCE

FOR YEAR ENDED 30 JUNE 2004

	Note	Consolidated Entity 30-Jun-04 $	Consolidated Entity 30-Jun-03 $	Redflex Holdings Limited 30-Jun-04 $	Redflex Holdings Limited 30-Jun-03 $
Revenue from Ordinary Activities	2	**33,312,212**	**23,516,739**	**1,508,627**	**1,707,216**
Operating expenses					
Materials & Consumables used		5,669,048	5,599,099	0	0
Depreciation and amortisation expense		4,808,543	3,706,804	125,249	107,061
Borrowing Costs		373,607	141,764	13,812	141,764
Salaries & Wages Expense		13,453,312	12,140,971	560,809	742,643
Outlays Capitalised in Research & Development		(2,025,234)	(1,653,761)	0	0
Other expenses from Ordinary activities	3	7,732,993	2,128,177	968,420	1,614,526
Specific items	3(a)	(15,743)	5,190,571	15,094,195	1,740,743
Total expenses from Ordinary Activities		**29,996,526**	**27,253,625**	**16,762,485**	**4,346,737**
***Profit (Loss) from Ordinary Activities before* Income Tax**		**3,315,686**	**(3,736,886)**	**(15,253,858)**	**(2,639,521)**
Income Tax (Expense) / Benefit attributable to Ordinary Activities	4	0	0	0	0
Net Profit / (Loss) attributable to members of Redflex Holdings Limited		**3,315,686**	**(3,736,886)**	**(15,253,858)**	**(2,639,521)**
Net exchange difference on translation of foreign statements of foreign controlled entity.		(4,673,473)	(2,926,294)	0	0
Equity raising costs		(37,381)	(67,518)	(37,381)	(67,518)
Total revenues, expenses and valuation adjustments attributable to members of Redflex Holdings Limited and recognised directly in equity		**(4,710,854)**	**(2,993,812)**	**(37,381)**	**(67,518)**
Total changes in equity not resulting from transactions with owners as owners		**(1,395,168)**	**(6,730,698)**	**(15,291,239)**	**(2,707,039)**

Basic earnings per share	**4.36 cents**	**(6.6 cents)**
Diluted earnings per share	**4.20 cents**	**(6.6 cents)**
Weighted average number of Ordinary shares used in calculation of Earnings per Share	**76,014,688**	**56,250,530**
Weighted average number of Ordinary shares used in calculation of Diluted Earnings per Share	**79,187,732**	**56,250,530**

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2004

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
		$	$	$	$
Current Assets					
Cash Assets		2,780,450	1,070,124	127,088	105,481
Term Deposits	11	1,239,898	1,627,425	585,000	1,541,134
Receivables	6(a)	8,177,712	5,329,976	685,430	94,476
Inventories	7	10,278,569	10,548,366	0	0
Prepayments	11	354,481	328,031	354,481	263,071
		22,831,110	18,903,922	1,751,999	2,004,162
Non-Current Assets					
Receivables	6(b)	0	265,511	49,726,754	54,279,588
Investments	8	0	0	3,740,142	3,740,142
Property Plant & Equipment	9	27,965,679	18,765,420	254,346	108,687
Intangibles	10	8,371,710	6,833,546	380,393	0
		36,337,389	25,864,477	54,101,635	58,128,417
Total Assets		59,168,499	44,768,399	55,853,634	60,132,579
Current Liabilities					
Payables	12	4,699,463	4,429,511	93,486	70,817
Borrowings	12	3,973,816	769,000	0	516,022
Employee Provisions	13	815,879	415,416	56,095	45,862
		9,489,158	5,613,927	149,581	632,701
Non Current Liabilities					
Borrowings	12	232,908	2,171,351	6,398,994	8,836,524
Employee Provisions	13	261,514	339,533	120,140	123,695
		494,422	2,510,884	6,519,134	8,960,219
Total Liabilities		9,983,580	8,124,811	6,668,715	9,592,920
Net Assets		**49,184,919**	**36,643,588**	**49,184,919**	**50,539,659**
Equity					
Contributed Equity	14	73,633,013	59,733,895	73,633,013	59,733,895
Foreign Currency Translation Reserve	14	(7,802,347)	(3,128,874)	0	0
Accumulated Losses	15	(16,645,747)	(19,961,433)	(24,448,094)	(9,194,236)
Total Equity		**49,184,919**	**36,643,588**	**49,184,919**	**50,539,659**

STATEMENT OF CASHFLOWS

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
		$	$	$	$
Cash Flows from Operating Activities					
Receipts from customers		30,464,476	22,256,603	0	0
Payments to suppliers and employees		(24,611,513)	(26,352,573)	608,252	(4,198,955)
Interest received		79,648	78,074	64,915	13,463
Interest and other costs of finance paid		(373,607)	(146,979)	(13,812)	(141,674)
Net Cash Flows from (Used in) operating activities	17	5,559,004	(4,164,875)	659,355	(4,327,166)
Cash Flows from Investing Activities					
Payments for property, plant and equipment		(16,446,090)	(6,586,731)	(250,887)	(215,748)
Purchase of Goodwill		(400,414)	0	(400,414)	0
Capitalised research and development		(2,134,311)	(1,813,539)	0	0
Loans to Related Parties		0	0	(11,198,283)	(8,334,099)
Net Cash Flows from (Used in) investing activities		(18,980,815)	(8,400,270)	(11,849,584)	(8,549,847)
Cash Flows from Financing Activities					
Bank Borrowings		1,286,443	2,687,373	(2,687,373)	2,687,373
Lease liability incurred		(4,067)	252,978	0	0
Shareholder loans received (paid)		0	(292,121)	0	(292,121)
Cash proceeds from share issues		13,936,590	10,653,154	13,936,590	10,653,154
Share Issue Costs		(37,381)	(67,518)	(37,381)	(67,518)
Net Cash Flows from (Used in) financing activities		15,181,585	13,233,866	11,211,836	12,980,888
Net Increase/(Decrease) in Cash held		1,759,774	668,721	21,607	103,875
Effect of exchange rate changes on cash		(49,448)	0	0	0
Cash at Beginning of Financial Year		1,070,124	401,403	105,481	1,606
Cash at End of Financial Year		2,780,450	1,070,124	127,088	105,481
Reconciliation of Cash					
Cash at the end of the year consists of:					
Cash on hand		2,103	1,385	500	180
Cash at bank		2,778,347	1,068,739	126,588	105,301
		2,780,450	1,070,124	127,088	105,481

Notes to the Financial Statements for the year ended 30 June 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year. The financial report has been prepared in accordance with the historical cost convention.

Principles of Consolidation

The consolidated financial statements are those of the Consolidated Entity, comprising Redflex Holdings Limited (the parent Company) and all entities controlled by the Company during the year. The financial statements of subsidiaries are prepared for the same accounting period as the parent Company, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

The companies comprising the Redflex Group

Redflex Holdings Limited is the Chief Entity. Refer to note 8 for details of all entities comprising the Consolidated Entity

Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks readily convertible to cash within two working days at nominal value, net of any outstanding bank overdrafts where offset arrangements exist.

Intangibles
Research and Development Costs

Research and development costs are deferred only where they are expected to give rise to significant future benefits. Such costs are amortised over future periods on a basis related to those expected future benefits. The commencement date for amortisation is the date of commissioning the product and capitalised costs are amortised over a ten year period.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business. Goodwill is amortised over the period which benefits are expected to be received which is on a ten year straight line basis.

Foreign Currencies

Transactions in foreign currencies of entities within the Consolidated Entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the Consolidated Entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. Except for certain foreign currency options, all resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

All exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial year, and transactions costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract. Premiums on foreign currency options are expensed as incurred.

The USA traffic entity is considered financially and operationally independent of the parent entity. Accordingly the financial reports of the overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Leases

Leases are classified at their inception as either financial or operating leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are treated as financial leases and capitalised at the present value of the minimum lease payments and disclosed as property, plant & equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the term of the lease. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in the operating results.

Property Plant & Equipment

Cost and Valuation

Items of property plant and equipment comprising a class of non-current assets are brought to account at cost and have not been revalued.

Depreciation

Depreciation rates are adopted as follows:

Furniture & Fittings: 13-18% pa reducing balance

Leasehold Improvements: 20% pa straight line

Property, Plant & Equipment: Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

Taxes

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related income tax benefit calculated at current rates, is treated as a future income tax benefit or deferred income tax. Tax benefits arising from net timing differences and carry forward tax losses are not brought to account as the benefit which has not been brought to account will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries intend to form a tax consolidated group. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement will provide for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Earnings per share

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares, adjusted for any bonus element where applicable. Diluted EPS is calculated as the net profit attributable to members, adjusted for costs of servicing equity, the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Investments

All investments are non-current and are carried at the lower of cost and recoverable amount.

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include salaries and wages, sick leave and long service leave.

Any liabilities expected to be settled within twelve months are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.

All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash flows , the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

The Consolidated Entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits" for the measurement of employee benefit liabilities.

Recoverable Amounts

Non-current assets are not carried at an amount above their recoverable amount. In determining the recoverable amount, cash flows are not discounted, and where carrying values exceed this recoverable amount, assets are provided for.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Control of the goods has passed to the buyer.

Rendering of Services

Where the contract outcome can be reliably measured:

control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract.

Where the contract outcome cannot be reliably measured revenue is recognised only to the extent that costs have been incurred.

Unbilled contract revenue

Unbilled contract revenue included in Work in progress represents revenue earned by the Company in advance of being billable under customer contract terms. Under the terms of some current contracts, the Company cannot bill the municipality until the court has collected the citation fine. Management records unbilled contract revenue in these situations, based upon a historical pattern of collections by the courts for the municipalities. The pattern of collections on these citations is continually reviewed and updated by management.

Deferred revenue

Deferred revenue arises from some contracts whereby the customer pays for services yet to be performed. Revenue is brought to account over the period in which these services are provided.

Interest revenue

Control of the right to receive the interest payment.

Inventories

Inventories are valued at the lower of cost and net realisable value.

- Costs incurred in bringing each product to its present location and condition are accounted for as follows:
- Raw Materials - purchase cost on a first-in-first-out basis; and
- Finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.
- Infrastructure Components – Components held for resale or conversion into fixed in-ground installations for traffic contracts is carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Financial Instruments

The Consolidated Entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows. The interest rate risk and fair market valuation of financial instruments are shown in note 24.

Recognised financial instruments	Accounting Policies	Terms and Conditions
(i) Financial Assets		

Receivables – Trade	Trade receivables are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.	Credit sales are on 30 day terms.
Receivables – Controlled Entities	Amounts (other than trade debts) receivable from related entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans are at call and non interest bearing.
Receivables – Other Corporations	Amounts (other than trade debts) receivable from non related parties/entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans and interest outstanding, if any, are at call.
Term deposits	Short term deposits are predominantly in USD and converted at year end rates. They are stated at the lower of cost and net realisable value. Interest is recognised when earned	Short term deposits have an average maturity of 90 days and effective interest rates of between 1.0% and 2%.
Security Deposit	Security deposits are stated at the lower of cost and net realisable value. Interest is recognised when earned	Security deposits remain for the term of the lease and achieve effective interest rates of ~2%.
(ii) Financial Liabilities		
Bank Borrowings	Bank borrowings are in USD, converted at year end exchange rates and carried at the principal amount. Interest is charged as an expense as it accrues.	Interest is charged at the bank's benchmark rate plus margin.
Payables	Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.	Trade liabilities are normally settled between 30 and 60 days.
Amount payable to Controlled Entities	Loans from related parties are carried at the principal amount. Interest (when charged by the lender) is taken up as an expense on an accrual basis.	Loans are at call and non interest bearing.
(iii) Equity		
Ordinary Shares	Issued and paid-up capital is recognised at the fair value of the consideration received by the Company.	The Company is authorised to issue up to 200,000,000 Ordinary Shares. Details of shares issued and the terms and conditions of Options outstanding over Ordinary Shares at balance date are set out in Note 14.

NOTE 2 REVENUE FROM ORDINARY ACTIVITIES

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
Revenue from operating activities:				
Revenue from sale of goods & services	15,807,134	12,997,964	0	0
Revenue from fee for service contracts	17,252,930	10,501,949	0	0
Total revenue from operating activities	**33,060,064**	**23,499,913**	0	0
Revenues from outside the operating activities:				
Interest from other persons	79,648	16,826	64,915	0
Grant Income	172,500	0	0	0
Management Fees	0	0	1,443,712	1,707,216
Total revenue from outside the operating activities	252,148	16,826	1,508,627	1,707,216
Total revenue from ordinary activities	**33,312,212**	**23,516,739**	**1,508,627**	**1,707,216**

NOTE 3 EXPENSES AND LOSSES

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
Movements in Work In Progress	2,563,115	(4,239,665)	0	0
Operating lease rental	248,428	340,971	0	0
Occupancy costs	1,491,492	957,645	267,878	82,111
Provision for Doubtful Debts	27,000	158,000	0	0
Other expenses from operating activities	3,402,958	4,911,226	700,542	1,532,415
	7,732,993	2,128,177	968,420	1,614,526
Depreciation of plant & equipment	3,811,982	2,938,747	105,228	107,061
Amortisation of intangibles	996,561	768,057	20,021	0
	4,808,543	3,706,804	125,249	107,061
Materials & Consumables used	5,669,048	5,599,099	0	0
Interest expense other persons and corporations	373,607	141,764	13,812	0
Outlays capitalised in Intangibles	(2,025,234)	(1,653,761)	0	0
Salaries & wage expense	13,453,312	12,140,971	560,809	742,643
Specific expenses	(15,743)	5,190,571	15,094,195	1,740,743
Total expenses from ordinary activities	**29,996,526**	**27,253,625**	**16,762,485**	**4,346,737**

(a) Specific Expenses:

Profit from Ordinary activities before income tax expense includes the following revenue and expenses whose disclosure is relevant in explaining the financial performance of the entity:

	Consolidated Entity 30-Jun-04	Consolidated Entity 30-Jun-03	Redflex Holdings Limited 30-Jun-04	Redflex Holdings Limited 30-Jun-03
During the previous Financial Year the Company disposed of a business where consideration for the sale of the business includes payment from future royalties. The Directors have reassessed and provided for the carrying value of the future receivable due to the uncertainty relating to the receipt of future royalties.	0	1,250,000	0	1,250,000
Provision for dimunition in related party receivables	0	0	15,484,938	0
Provision for writedown of receivables emanating from past Structured Finance transactions.	375,000	350,000	0	100,000
Foreign exchange losses arising from inability to hedge foreign currency receivables.	0	1,756,768	0	0
Non-recurring costs comprising: costs associated with planned debt/equity financing activity in the USA that was not completed when a more favourable financing option became available	0	1,240,949	0	0
and costs associated with group restructuring.	0	202,111	0	0
Provision for unrecovered loan balances relating to the ESAS loan scheme.	(390,743)	390,743	(390,743)	390,743
Total Specific Expenses	**(15,743)**	**5,190,571**	**15,094,195**	**1,740,743**

Acquisition of Business Assets

Assets and liabilities acquired were:
On 17 December 2003 the Company acquired the assets of Poltech International Limited and its subsidiary Locktronics Pty Ltd. The assets acquired included inventory, fixed assets, intellectual property and access to contracts with a number of government agencies. The allocation of the purchase price between asset categories was:

Inventory	362,865
Fixed assets	232,721
Goodwill on acquisition	400,414
Total assets	996,000

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
		$	$	$	$
NOTE 4	**INCOME TAX**				
	The prima facie income tax on the profit (loss) from operations is reconciled to the income tax (expense)/benefit as follows:				
	Profit/(Loss) from Operations before Income Tax	3,315,868	(3,736,886)	15,291,239	(2,639,521)
	The prima facie tax, using tax rates applicable in Australia of 30% (2002 - 30%), on profit (loss) from operations differs from the accounts as follows:				
	Prima facie tax on profit (loss) from operations	994,760	(1,121,066)	4,587,371	(791,856)
	Tax effect of permanent differences	(547,223)	(430,500)	(4,518,047)	781,629
	Under (over) provision in prior years	0	(305,055)	0	0
	Carried forward (losses offset) benefits created	(447,537)	1,246,511	(69,324)	(10,227)
	Income Tax Expense	0	0	0	0
	Future income tax benefits from c/f income tax losses timing differences not brought to account:				
	On revenue account	1,913,613	3,801,431	1,913,613	3,801,431
	On capital account	417,223	417,223	417,223	417,223

The above future income tax benefit which has not been brought to account will only be obtained if:
(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit

The Company has no franking credits.

During the year ended 30 June 1995 the Company sought and obtained a favourable private tax ruling relating to the eligibility of the carried forward tax losses. As a result of issues identified in calculating these tax losses, the Company has sought advice as to whether income derived by the Company from R&D Syndication is of a revenue or capital nature for taxation purposes, and also as to the extent to which the tax losses available to the Company are able to be used to offset that income. On the basis of advice received the Company does not believe that any contingent liability exists regarding the eligibility of carried forward tax losses.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries intend to form a tax consolidated group. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement will provide for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
		$	$	$	$
NOTE 5	**AUDITOR'S REMUNERATION**				
	Amount received or due and receivable by Ernst & Young for:				
	Auditing the financial report of the entity and subsidiaries.	120,850	97,585	120,850	97,585
	Auditing of separate financial statements for subsidiaries within Australia	20,000	28,000	0	0
	Auditing of separate financial statements for subsidiaries outside Australia	105,857	112,327	0	0
	Other advisory services	0	18,900	0	0
		246,707	**256,812**	**120,850**	**97,585**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$

NOTE 6 RECEIVABLES

	Consolidated Entity 30-Jun-04 $	Consolidated Entity 30-Jun-03 $	Redflex Holdings Limited 30-Jun-04 $	Redflex Holdings Limited 30-Jun-03 $
(a) Current				
Trade Debtors	7,620,996	4,950,266	0	0
Other Debtors	569,112	793,417	685,430	193,723
Other Corporations	1,434,450	290,293	446,753	446,753
Provision for non-recovery	(1,446,846)	(704,000)	(446,753)	(546,000)
	8,177,712	5,329,976	685,430	94,476
(b) Non Current				
Controlled entities	0	0	65,211,692	54,091,829
Provision for dimunition in value	0	0	(15,484,938)	0
Other Corporations	783,684	1,779,511	783,684	1,241,759
Provision for non-recovery	(783,684)	(1,514,000)	(783,684)	(1,054,000)
	0	265,511	49,726,754	54,279,588
	8,177,712	5,595,487	50,412,184	54,374,064

NOTE 7 INVENTORIES

	Consolidated Entity 30-Jun-04 $	Consolidated Entity 30-Jun-03 $	Redflex Holdings Limited 30-Jun-04 $	Redflex Holdings Limited 30-Jun-03 $
Raw Materials – at cost	1,379,895	1,221,367	0	0
Work in Progress – at cost	3,369,277	5,932,392	0	0
Infrastructure Components – at cost	5,529,397	3,394,607	0	0
	10,278,569	10,548,366	0	0

NOTE 8 INVESTMENTS

Shares in controlled entities	**Country of Incorporation**	**% Owned**		**Investment in Subsidiary**	
		30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
Controlled Entities of Redflex Holdings Limited				$	$
Redflex Limited	Aust	100	100	3,356,668	3,356,668
Aerospace Systems Ltd	Aust	100	100	100,003	100,003
Silverlene (R&D) Pty Ltd	Aust	100	100	283,470	283,470
Redflex Traffic Systems Inc	USA	100	100	1	1
				3,740,142	**3,740,142**
Controlled Entities of Redflex Limited					
Redflex Touchscreens Pty Ltd	Aust	100	100		
Redflex Communications Systems Pty Ltd	Aust	100	100		
Redflex Management Services Pty Ltd	Aust	100	100		
Redflex Finance Pty Ltd	Aust	100	100		
Taglink Pty Ltd	Aust	100	100		
Tiripa Pty Ltd	Aust	100	100		
APR Investments Pte Ltd (a)	Singapore	100	100		
Redprime Pty Ltd	Aust	100	100		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	100	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Aust	100	100		
Redflex Traffic Systems (California) Inc formerly Traffic Safety Systems Inc	USA	100	100		

(a) This Company is not audited by Ernst & Young, Redflex Holdings Limited's auditors.

NOTE 9 PROPERTY PLANT & EQUIPMENT

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
Property plant & equipment- at cost				
Furniture and Fittings	572,248	747,581	132,312	72,375
Leasehold Improvements	302,296	355,699	156,622	69,263
Plant and Equipment	37,531,193	25,574,747	608,572	74,110
	38,405,737	26,678,027	897,506	215,748
Less Accumulated depreciation				
Furniture and Fittings	(389,989)	(473,042)	(121,656)	(32,337)
Leasehold Improvements	(183,164)	(200,297)	(144,610)	(40,319)
Plant and Equipment	(9,866,905)	(7,239,268)	(376,894)	(34,405)
	(10,440,058)	(7,912,607)	(643,160)	(107,061)
Total Written Down Amount	27,965,679	18,765,420	254,346	108,687

	Consolidated Entity	Redflex Holdings Limited
	30-Jun-04	30-Jun-04
	$	$
Furniture and Fittings		
Carrying amount at beginning	274,539	40,038
Additions	55,691	1,397
Disposals	(42,657)	(2,657)
Depreciation Expense	(144,100)	(28,122)
	143,473	10,656
Leasehold Improvements		
Carrying amount at beginning	155,402	28,944
Additions	38,773	0
Disposals	(34,798)	(4,798)
Depreciation Expense	(40,245)	(12,134)
	119,132	12,012
Plant & Equipment		
Carrying amount at beginning	18,335,479	39,705
Additions	12,995,232	256,946
Disposals	0	0
Depreciation Expense	(3,627,637)	(64,973)
	27,703,074	231,678
Total Written Down Amount	27,965,679	254,346

NOTE 10 INTANGIBLES

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
Research and Development Expenditure				
Capitalised (at Cost)	10,603,451	8,469,141	0	0
Less accumulated amortisation	(2,612,134)	(1,635,594)	0	0
Goodwill at cost	400,414	0	400,414	0
Less accumulated amortisation	(20,021)	0	(20,021)	0
	8,371,710	6,833,547	380,393	0

NOTE 11 OTHER ASSETS

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
Current -				
Prepayments	354,481	328,031	354,481	263,071
Security Deposits	1,239,898	1,627,545	585,000	1,541,134
	1,594,379	1,955,456	939,481	1,804,205

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
NOTE 12 PAYABLES & INTEREST BEARING LIABILITIES				
(a) Current – Payables				
Trade Creditors	2,777,052	3,527,923	0	0
Deferred Revenue	428,987	0	0	0
Other Creditors	1,493,424	901,588	93,486	70,817
	4,699,463	4,429,511	93,486	70,817
Current – Borrowings				
Bank Borrowings	3,761,801	516,022	0	516,022
Lease liability	212,015	252,978	0	0
	3,973,816	769,000	0	516,022
(b) Non-current - Borrowings				
Bank Borrowings	0	2,171,351	0	2,171,351
Lease liability	232,908	0	0	0
Amount Payable to Controlled Entities	0	0	6,398,994	6,665,173
	232,908	2,171,351	6,398,994	8,836,524
	8,906,187	7,369,862	6,492,480	9,423,363

During the year the Company's banker, National Australia Bank provided a USD 5.0 million loan facility secured by a Mortgage Debenture over the assets and undertakings of Redflex Holdings Limited and its subsidiaries. Of this amount USD 3.585 million was drawn at 30 June 2004.
Subsequent to year end the Company acquired a USD 13 million secured Revolving Credit Facility to fund the growth within the USA Traffic Division. The initial draw-down was used to repay the National Australia Bank debt facilities. The debenture held by the National Australia Bank over all the Redflex Traffic companies was removed.
The new financier, Harris Trust and Savings Bank, was granted a first and only priority senior security interest in Redflex Traffic Systems Inc and its subsidiaries (Note 8)

Lease liabilities are secured by way of a charge over the leased assets.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
NOTE 13 EMPLOYEE PROVISIONS				
(a) Current				
Provision for Employee Benefits	815,879	415,416	56,095	45,862
(b) Non-current				
Provision for Employee Benefits	261,514	339,533	120,140	123,695
	1,077,393	754,949	176,235	169,557

An employee share plan has been established where Redflex may, at the discretion of the Remuneration Committee, grant Options to executives and certain members of staff of the Consolidated Entity. The Options, issued for nil consideration, are granted in accordance with performance guidelines established by the Directors. The Options are issued for a term of 5 years. The Options cannot be *transferred and will not be quoted on the ASX. There are currently 9 executives and 23 staff eligible for this scheme.*

	RDFAM	RDFAO	RDFAP	RDFAK	RDFAR	RDFAS	RDFAT
Grant date	16/10/2003	21/5/2001	1/2/2001	16/9/1998	26/9/2003	26/9/2003	1/6/2004
Vesting date	8/10/1999	20/5/2001	1/2/2001	16/9/1998	(i)	(ii)	(iii)
Expiry date	8/8/2004	20/5/2006	11/1/2006	16/9/2003	5 years	5 years	5 years
Weighted average Exercise Price	$2.97	$1.52	$1.66	$0.69	$0.50	$0.5859	$2.0600
Number of Options at beginning of year	40,000	60,000	20,000	100,000	0	0	0
Number of Options exercised	0	0	0	(100,000)	0	(100,000)	0
Number of Options expired	0	0	0	0	0	0	0
Number of Options granted	0	0	0	0	1,800,000	2,655,000	1,348,000
Number of Options at end of year	40,000	60,000	20,000	0	1,800,000	2,555,000	1,348,000

(i) The vesting date for RDFAR Options are one third on 1 February 2004 with the balance vesting on a monthly basis pro-rata through to 1 February 2006.

(ii) The vesting date for RDFAS Options are one third on each of 1 February 2004, 2005 and 2006.

(iii) The vesting date for RDFAT Options are one third on each of 1 June 2005, 2006 and 2007.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
NOTE 14 CONTRIBUTED EQUITY				
Issued and paid up capital				
83,141,433 Ordinary Shares fully paid, (2003 - 67,623,720 Shares)	73,633,013	59,733,895	73,633,013	59,733,895
Options				
Quoted Options Nil (2003: 6,261,796)	0	0	0	0

Unquoted Employee Options (2003-220,000)

Number	Grant Date	Vesting Date	Expiry Date	Exercise Price
40,000	8/8/1999	8/8/1999	8/8/2004	$2.97
60,000	20/5/2001	20/5/2001	20/5/2006	$1.52
20,000	11/1/2001	11/1/2001	11/1/2006	$1.66
1,800,000	26/9/2003	(i)	5 years	$0.50
2,555,000	26/9/2003	(ii)	5 years	$0.5859
1,348,000	1/6/2004	(iii)	5 years	$2.06

Unquoted Non-employee Options

Number	Grant Date	Vesting Date	Expiry Date	Exercise Price
500,000	29/6/2000	30/6/2004	30/6/2005	$4.98

Movements in Shares on Issue	**Number of Shares**	**$**
Beginning of the Financial Year	67,623,720	59,733,895
Issued during the year by -		
Private Placement	7,944,184	6,732,696
Conversion of Options	3,475,035	3,730,329
Share Purchase Plan	4,098,494	3,473,474
Less Transaction Costs		(37,381)
	83,141,433	73,633,013

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
Foreign Currency Translation Reserve				
Beginning of the Financial Year	(3,128,874)	(202,580)	0	0
Effect of Exchange rate movement on translation	(4,673,473)	(2,926,294)	0	0
End of the Financial Year	(7,802,347)	(3,128,874)	0	0

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self sustaining foreign operations.

(i) The vesting date for RDFAR Options are one third on 1 February 2004 with the balance vesting on a monthly basis pro-rata through to 1 February 2006.

(ii) The vesting date for RDFAS Options are one third on each of 1 February 2004, 2005 and 2006.

(iii) The vesting date for RDFAT Options are one third on each of 1 June 2005, 2006 and 2007.

Movements in Issued Capital

Issue of Shares

During the year the Company issued the following shares:

1. 3,275,035 Ordinary Shares were issued by way of conversion of Options at a price of $1.10 per share fully paid.
2. 7,944,184 Ordinary Shares were issued by way of private placement at a price of $0.8475 per share fully paid.
3. 4,098,494 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $0.8475 per share fully paid.
4. 100,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at $0.69 per share fully paid
5. 30,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at $0.5894 per share fully paid.
6. 70,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at $0.5909 per share fully paid

Issue of Options

During the year ended 30 June 2004, the following Options were issued:

1. 1,800,000 Options over Ordinary Shares at an exercise price of $0.50.
2. 2,655,000 Options over Ordinary Shares at an exercise price of $0.58 compounding at 3% p.a. until exercised
3. 1,348,000 Options over Ordinary Shares at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised.

Expiration of Options

6,261,796 Options issued at an exercise price of $1.10 expired on 31 December 2003. Of these Options 3,275,035 were exercised. The remaining Options expired.

Redflex Employee Share Acquisition Scheme and Redflex Employee Option Plan

Redflex Holdings Limited has established the Redflex Employee Share Acquisition Scheme and the Redflex Employee Option Plan. Options are allocated to employees based on seniority with management discretion permissible.

The terms of the Employee Share Acquisition Scheme provide for loans to eligible employees of up to 95% of the issue price of shares in Redflex Holdings Limited, repayable in five years. The terms of these loans provide, amongst other things, that the final amount payable shall not exceed the market value of the shares purchased under the loan arrangement.

NOTE 15 ACCUMULATED LOSSES

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
Balance at Beginning of year	(19,961,433)	(16,224,547)	(9,194,236)	(6,554,715)
Net Profit (Loss) attributable to members of Redflex Holdings Limited	3,315,686	(3,736,886)	(15,253,858)	(2,639,521)
Balance at End of Year	(16,645,747)	(19,961,433)	(24,448,094)	(9,194,236)

NOTE 16 LEASE COMMITMENTS

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
Operating Leases				
Operating Lease Commitments Payable not later than one year	1,401,327	1,504,732	625,264	625,264
Later than one year but no later than two years	1,228,882	1,501,843	625,264	625,264
Later than two years but not later than five years	1,936,771	2,691,306	1,042,106	625,264
Later than five years	0	0	0	1,042,106
	4,566,980	5,697,881	2,292,634	2,917,898
Finance Leases				
Finance Leases Payable not later than one year	212,015	252,978	0	0
Later than one year but no later than two years	232,908	0	0	0
Later than two years but not later than five years	0	0	0	0
Later than five years	0	0	0	0
	444,923	252,978	0	0
Future Finance Charges	8,572	11,972	0	0
Lease liability	436,351	241,006	0	0
Total Lease Liability	444,923	252,978	0	0

NOTE 17 STATEMENT OF CASH FLOWS

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
Reconciliation of Profit (Loss) from ordinary activities after tax, to net cash inflow from operations				
Net Profit/(Loss) after Income Tax	3,315,686	(3,736,886)	(15,253,858)	(2,639,521)
Non Cash Flow Items				
Depreciation Expense	3,851,402	2,938,747	105,228	107,061
Amortisation of Intangibles	976,540	768,057	0	0
Amortisation of Goodwill	20,021	0	20,021	
Provision for Employee Entitlements	322,443	(107,314)	6,678	169,557
Provision for dimunition in value of receivables	0	0	15,484,938	0
Provision for Doubtful Debts	27,000	0	0	0
Provision for non-recovery of receivables	(40,000)	2,008,000	(390,743)	1,600,000
Change in Operating Assets and Liabilities				
Decrease/(Increase) in Term Deposits	(387,527)	(910,599)	441,134	(1,026,134)
Decrease/(Increase) in Prepayments	(26,450)	0	423,590	0
Decrease/(Increase) in Receivables – Non current	265,511	240,788	0	(1,694,576)
Decrease/(Increase) in Receivables - current	(2,741,614)	(1,076,867)	(200,302)	(707,972)
Decrease/(Increase) Inventories	(277,958)	(4,800,125)	0	0
Increase in Deferred Revenue	428,987	0	0	0
Increase/(Decrease) in Payables	(175,037)	511,324	22,669	(135,581)
Net Cash Inflow/(Outflow) from Operating Activities	5,559,004	(4,164,875)	659,355	(4,327,166)

NOTE 18 SUPERANNUATION COMMITMENTS

The Consolidated Entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. In other cases employees have nominated other funds to which the Consolidated Entity contributes at the direction of the employee.

In addition, the Consolidated Entity had during the year ended 30 June 2004, a statutory responsibility to contribute 9% of an Australian employee's salary, which is also paid to a number of funds as directed by each employee.

All of the economic entities' responsibilities in respect to superannuation commitments relating to the year ended 30 June 2004 have been discharged. All relevant superannuation funds are Accumulation Funds and accordingly there is no unfunded liability as at this date.

NOTE 19 DIRECTOR AND EXECUTIVE DISCLOSURES

The Remuneration Committee of the Board of Directors' is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors and officers' emoluments to the Company's and divisional financial and operational performance.

Emoluments of Directors of Redflex Holdings Limited

	Primary			Post employment	Equity	Total
Emoluments	Base Fee $	Bonus $	Other	Superannuation $	Options $	$
Specified Directors						
Chris Cooper	0	0	3,000	0	0	3,000
Robin Debernardi	0	0	3,000	0	0	3,000
Peter Lewinsky	28,000	0	0	2,520	0	30,520
Graham Davie	160,810	26,306	0	14,474	0	201,590
Bruce Higgins	318,702	79,675	86,957	0	429,631	914,965
Total remuneration for specified directors	507,512	105,981	92,957	16,994	429,631	1,153,075

Prior to his appointments as a director on 16 October 2003, Mr Lewinsky was retained as a corporate advisory consultant and received fees of $14,000 for services provided to that date.

Emoluments of the five most highly paid executive officers of the Company and the Consolidated Entity.

The Directors have determined the officers of the Company to be the key managers of the business units and the Chief Financial Officer.

		Primary		Post Employment	Equity	Total
Emoluments	**Position**	**Base Salary $**	**Cash Bonus $**	**Superannuation $**	**Options $**	**$**
Specified Executives						
Aaron Rosenberg	Vice President Sales & Marketing- Redflex Traffic Systems Inc	209,358	43,459	6,547	84,138	343,502
Karen Finley	Vice President Operations- Redflex Traffic Systems Inc	201,413	11,228	5,845	84,138	302,624
Ricardo Fiusco	General Manager – Australia Redflex Traffic Systems	150,229	33,000	13,521	84,138	280,888
Ron Johnson	Chief Financial Officer	152,660	0	13,740	84,138	250,538
Peter Harrison	General Manager – Redflex Communications Systems	130,000	0	10,935	84,138	225,073
Total remuneration for specified executives		843,660	87,687	50,588	420,690	1,402,625

In accordance with the existing Employee Option Plan, Redflex Holdings Limited has taken a decision to issue Options over the ordinary shares of Redflex Holdings Limited to certain executives of group entities. The Options are issued for nil consideration, and granted in accordance with performance guidelines established by the Directors of the holding Company.

Options of specified Directors and specified Executives

	Number of Options at beginning of period	Exercised	Granted	Expired	Number of Options at end of period	Number of Options vested as at 30 June 2004 (Exercisable)
Specified Directors						
Graham Davie	20,000	(20,000)	0	0	0	0
Chris Cooper	0	0	0	0	0	0
Robin Debernardi	0	0	0	0	0	0
Peter Lewinsky	0	0	0	0	0	0
Bruce Higgins	0	0	1,800,000	0	1,800,000	800,000
Specified Executives						
Aaron Rosenberg	0	0	405,000	0	405,000	135,000
Karen Finley	0	0	405,000	0	405,000	135,000
Ricardo Fiusco	0	0	405,000	0	405,000	135,000
Ron Johnson	40,000	0	405,000	0	445,000	135,000
Peter Harrison	20,000	0	405,000	0	425,000	135,000

The Options were issued in accordance with the existing Redflex Employee Option Plan on the following terms:

(a) One third of the Options vested on 1 February 2004;
(b) One third of the Options will vest on 1 February 2005;
(c) One third of the Options will vest on 1 February 2006;
(d) Options can not be exercised until after the vesting date.
(e) The Options expire after 5 years;
(f) The RDFAR Options are at an exercise price of $0.50
(g) The RDFAS Options are at a nominal exercise price of $0.58 and increasing at the rate of 3% per annum (compounding) until the time of exercise.
(h) The RDFAT Options are at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised.
(i) Options that have not vested cannot be exercised after termination of employment.

The Options granted to Mr Bruce Higgins were allocated prior to his appointment as a Director.

Shareholdings of specified Directors and specified Executives

Shares held in Redflex Holdings Limited	Ordinary shares at 1 July 2003	Granted as remuneration	On exercise of Options, private placement, Share Purchase Plan and on market	Ordinary shares at 30 June 2004
Specified Directors				
Chris Cooper	360,676	0	386,404	747,080
Robin Debernardi	2,686,393	0	537,980	3,224,373
Graham Davie	1,054,564	0	32,206	1,086,770
Peter Lewinsky	0	0	41,800	41,800
Bruce Higgins	0	0	0	0
Total	4,101,633	0	998,390	5,100,023
Specified Executives				
Aaron Rosenberg	0	0	0	0
Karen Finley	8,463	0	0	8,463
Ricardo Fiusco	0	0	0	0
Ron Johnson	48,385	0	11,800	60,185
Peter Harrison	6,770	0	5,900	12,670
Total	63,618	0	17,700	81,318

All of the variations in equities during the year ended 30 June 2004 related to equities bought under the Share Purchase Plan during November 2003, the Private Placement for which consent was received at the 2003 Annual General Meeting, the issue of employee Options, and the exercise of listed Options expiring on 31 December 2003.

NOTE 20 CONTINGENT LIABILITIES

Indemnity Guarantees	30-Jun-04	30-Jun-03
A bank has issued Indemnity Guarantees against which Letters of Set Off are in place:	70,000	70,000
Banks have issued other Indemnity Guarantees in respect of rental deposits and bid bonds:	1,239,898	542,450

Structured Equity Funding for Visible Voice Unit Trust

Redflex Holdings Limited (Redflex) entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

1. A one-off four year license fee paid to Redflex of $10 million whereby the partnership is licensed certain rights over the Visible Voice software. This amount was held on deposit to secure financiers to the Syndicate and Redflex's obligations per (4) below.

2. Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001; and

3. Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions;

4. An obligation in the form of a put option for Redflex to subscribe for equity in the partnership, for an amount of no more than the proceeds of (1) above

The cash proceeds of $10 million referred to in (1) above and accrued interest has not been booked as income or as an asset in the books of Redflex as a corresponding liability existed for the put option referred to in (4) above. These amounts were offset as part of the windup proceedings in July 2004.

In relation to the above, contingent liabilities exist in the form of any claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into. The Company has been advised by the manager of the partnership, that the Australian Taxation Office has issued amended assessments, to each partner, which disallow the deductions claimed by each partner. At this stage, the Company understands that investors have objected to the ATO's revised assessments.

The partnership and the transaction are in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interest in Visible Voice by way of the issue of an Exit Notice in accordance with transaction documents.

The Exit Price is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex. The Company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital).

Redflex, having regard to all provisions relating to this calculation set out in the transaction documents, and having sought legal advice in this regard, is of the opinion that the Exit Price is approximately $25,000 or 11,658 shares.

The Company has sought professional advice on the implications of the Partnership and the ATO's actions, and the Directors advise that at this stage they do not believe that the Issue of the revised assessments by the ATO, or the Exit Notice issued by the Partnership, have given rise to any liability of the Company under the transaction.

NOTE 21 STATEMENT OF OPERATIONS BY SEGMENTS

(a) Primary - Business Segments	Corporate	Communications	Traffic	30-Jun-04 Total	30-Jun-03 Total
Revenue from customers outside the Consolidated Entity	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	0	8,473	7,334	15,807	12,999
Revenue from fee for service contracts	0	0	17,253	17,253	10,501
Interest revenue	80	0	0	80	17
Other	0	172	0	172	0
Total segment revenue	80	8,645	24,587	33,312	23,517
Consolidated operating profit before tax	(1,444)	(946)	5,705	3,315	(3,736)
Segment assets	2,016	11,353	45,799	59,168	44,768
Segment Liabilities	195	758	9,031	9,984	8,125
Other segment Information					
Acquisition of property plant & equipment	240	401	15,805	16,446	6,587
Depreciation	39	346	3,427	3,812	2,939
Amortisation	20	554	423	997	768

(b) Secondary - Geographical Segments	Australia	USA	Other	30-Jun-04 Total	30-Jun-03 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	5,480	8,605	1,722	15,807	12,999
Revenue- fee for service contracts	0	17,253	0	17,253	10,501
Total revenue	5,480	25,858	1,722	33,060	23,500
Segment assets	19,921	39,247	0	59,168	44,768
Acquisition of property plant & equipment & intangibles	736	15,710	0	16,446	6,587

The Consolidated Entity's companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and servicing different markets.

The Traffic division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build own operate and maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International traffic business involves the sale of traffic enforcement products to those markets.

The Communications business involves the sale of a variety of communication based solutions to world markets, often via USA based prime contractors.

The Segmental split segregates the primary business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The geographical split recognises the countries in which the work is transacted. The corporate division represents the Group's Head Office which is based in Melbourne, Australia.

	Consolidated Entity	
	30-Jun-04	30-Jun-03
	$	$
NOTE 22 EARNINGS PER SHARE		
Basic earnings per share	4.36 cents	(6.6 cents)
Diluted earnings per share	4.20 cents	(6.6 cents)
Net tangible asset backing per share	49.1 cents	44.0 cents
Earnings used in calculating basic and diluted earnings per share	3,315,686	(3,736,886)
Weighted average number of Ordinary Shares on issue used in calculation of basic earnings per share.	76,014,688	56,250,530
Effect of dilutive securities (Share Options)	3,173,044	0
Weighted average number of Ordinary Shares on issue used in calculation of diluted earnings per share.	79,187,732	56,250,530

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
NOTE 23 RELATED PARTY TRANSACTIONS				

Transactions between related parties are on normal commercial terms and conditions unless otherwise stated. These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loans during the year.

Provision of interest free unsecured loans to wholly owned Subsidiaries				
from related entities	0	0	6,398,994	6,665,173
to related entities	0	0	65,211,692	54,091,829

The ultimate holding Company is Redflex Holdings Limited

During the year the Company maintained a funding facility with Second Tee Pty Ltd. Mr Robin Debernardi and Mr Chris Cooper are Directors of Redflex Holdings Limited and directors of Second Tee Pty Ltd and have a financial interest in Second Tee Pty Ltd. In October 2002 Redflex Holdings limited borrowed AUD 3.3 million at an interest rate of 12% pa. The loan was repaid in January 2003 from the proceeds of the equity raising. No formal facility exists with Second Tee Pty Ltd; however a charge over the assets and undertakings of the Company and certain subsidiaries remains in the event the Company may want to reestablish a facility.

The Directors consider that the transaction was conducted on an arms length basis and on normal commercial terms.

NOTE 24 FINANCIAL INSTRUMENTS

	Floating Interest Rate		Non Interest bearing	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
a) Interest Rate Risk				
(i) Financial Assets				
Cash	2,780,450	1,070,124	0	0
Receivables – trade	0	0	7,620,996	4,950,266
Short Term deposits	1,239,898	1,112,425	0	0
Receivables – Other Corporations	0	0	556,716	645,221
Total Financial Assets	4,020,348	2,182,549	8,177,712	5,595,487

The weighted average interest rate relating to term deposits is 1%.

	Floating Interest Rate		Non Interest bearing	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
(ii) Financial Liabilities				
Bank Borrowings	3,761,801	2,687,373	0	0
Lease Liabilities	444,923	252,978	0	0
Payables	0	0	4,699,463	4,429,511
Total Financial Liabilities	4,206,724	2,940,351	4,699,463	4,429,511

The weighted average interest rate relating to bank borrowings is 3.1%

b) Net Fair Values	*Carrying amount per Statement of Financial Position*		*Aggregate net fair value*	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
(i) Financial Assets				
Cash	2,780,450	1,070,124	2,780,450	1,070,124
Receivables – Trade & Other	7,620,996	4,950,266	7,620,996	4,950,266
Receivables – Other Corporations	556,716	645,221	556,716	645,221
Term deposits	1,239,898	1,112,425	1,239,898	1,112,425
Total Financial Assets	12,198,060	7,778,036	12,198,060	7,778,036
(ii) Financial Liabilities				
Bank Borrowings	3,761,801	2,687,373	3,761,801	2,687,373
Lease Liabilities	444,943	252,978	444,943	252,978
Payables	4,699,463	4,429,511	4,699,463	4,429,511
Total Financial Liabilities	8,906,207	7,369,862	8,906,207	7,369,862

c) Credit Risk Exposure

- *The Consolidated Entity's maximum exposures to credit risk at balance date in relation to each class of recognised financial* assets, is the carrying amount of those assets as indicated in the Statement of Financial Position.
- Redflex Holdings Limited, on behalf of the Communications business, has taken out Foreign Currency options pertaining to future receivables arising from future milestones to be invoiced which are either known or can be reliably estimated and denominated in USD. Should the AUD/USD be below the strike price the Options will be allowed to lapse and the more favourable rates taken on the day.
- Options totalling USD1.5 million with progressive expiry dates through to the end of FY2005 have been taken out. These will ensure the USD receivables will be converted at no worse than .71 cents (average) while allowing potential benefits to be realised should currency movements be favourable.
- Options totalling USD 912,000 with progressive expiry dates through to the end of FY05 have also been taken out. These Options will ensure the USD receivables will be converted at no worse than .73 cents while allowing potential benefits to be realised should currency movements be favourable down to a conversion rate of .64 cents (average).
- *Redflex has also taken a forward cover position for USD 408,000 at a rate of .7122 against a USD receivable*

NOTE 25 SUBSEQUENT EVENTS

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

NOTE 26 IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Redflex Holdings Limited has commenced transitioning its accounting policies and financial reporting from current Australian standards to Australian equivalents of International Financial reporting standards (IFRS). The Company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As the Company has a June 30 year end, priority has been given to considering the preparation of an opening statement of financial position in accordance with AASB equivalents as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Redflex prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Following are key areas where accounting policies will change and may have an impact on the financial report. At this stage the Company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments

Under AASB139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are
Loans and receivables – measured at cost, held to maturity
Loans and receivables – measured at amortised cost, held for trading
Loans and receivables – measured at fair value, with fair value changes charged to profit or loss
Loans and receivables – measured at fair value, with fair value changes taken to equity
Non-trading liabilities – measured at amortised cost.
This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Hedge accounting

Under AASB139 Financial Instruments: Recognition and Measurement, hedges are able to be separately identified and documented in accordance with the requirements of IAS 39. Accordingly, all gains and losses on the contracts will be recognized in the income statement.

Goodwill

Under the Australian equivalent to IRFS3 Business Combinations, goodwill acquired upon the acquisition of the assets and business operations of Poltech and Locktronics (See Note) will not be amortised but subject to annual impairment testing. This will result in a change in the Group's current accounting policy which amortises goodwill over its useful life but not exceeding ten years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the conditions under which impairment will be assessed are not yet known.

Impairment of assets

Under the Australian equivalent to IAS36 Impairment of assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. It is expected that the value in use measurement will exceed net selling price. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is possible that impairment of assets will be recognized sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the conditions under which impairment will be assessed are not yet known.

Intangible assets

Under the Australian equivalent to IAS 38 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy which allows for the capitalization of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred. Reliable estimation of the future financial effects of this change in accounting policy cannot yet be identified; however an amount may be required to be adjusted against opening retained earnings for the amount that does not meet the recognition requirements under IFRS.

Share based payments

Under AASB2 Share based payments, the Company will be required to determine the fair value of Options issued to employees as remuneration and recognize as an expense in the Statement of Financial Performance. This statement is not limited to Options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income Taxes

Under the Australian equivalent to IAS 12 Income Taxes, the Company will be required to use a Balance sheet liability method which focuses on the tax effects of transactions and other events that effect amounts recognized in either the Statement of Financial Performance or a tax-based balance sheet. The change in accounting standard is expected to coincide with the utilization of carry forward tax losses and the recognition of the tax effect on both timing differences relating to the differing treatments used for book and tax differences. The capital gains tax effect of asset revaluations arising from asset impairment reviews will be recognized. It is not expected that there will be any further material impact as a result of adoption of this standard.

Foreign currency translation reserve

Upon transition to the adoption of IFRS the Company has the option to reset the Foreign currency translation reserve to zero. At this stage the Company believes it will elect to exercise this option. The reset will be offset against Retained Earnings on the Statement of Financial Position.



■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8654 6166
DX 293 Melbourne

Independent audit report to members of Redflex Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Redflex Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion
In our opinion, the financial report of Redflex Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:
- (i) giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
Date: 28 September 2004

SHAREHOLDER INFORMATION

ASX Additional Information

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. This information is current as at 23 September 2004.

There were 3,972 holders of fully paid Ordinary Shares. The voting rights attached to these shares are such that every member present in person or represented by proxy or representative shall have one vote and on a poll every member present or by proxy or representative shall have one vote for every share held.

The distribution schedule of holders of fully paid Ordinary Shares is:

Holding range	No of Holders	Units	Percent
1 – 1000	665	437,767	0.53
1001 – 5000	1,668	4,643,382	5.58
5001 – 10000	725	5,453,289	6.56
10001 – 100000	834	21,231,392	25.53
100001 – over	80	51,395,598	61.80
	3,972	83,161,428	100.00

The names and percentage holding of the twenty largest holders of fully paid Ordinary Shares are:

Rank	Name	Units Held at end of period	Percent of Issued Capital
1	INVIA CUSTODIAN PTY LIMITED<THIRTY FIVE A/C>	4,579,811	5.51
2	INVESTACO PTY LTD	3,716,594	4.47
3	WESTPAC CUSTODIAN NOMINEES LIMITED	3,637,194	4.37
4	MS CHENG MAN OY	3,525,636	4.24
5	INVIA CUSTODIAN PTY LIMITED<BLACK A/C>	2,995,100	3.60
6	NATIONAL NOMINEES LIMITED	2,584,860	3.11
7	MR MELFORD HENRY RUSSELL ROBERTS	2,115,324	2.54
8	J P MORGAN NOMINEES AUSTRALIA LIMITED	2,084,002	2.51
9	VERTEX BIANCA NOMINEES PTY LTD	2,044,973	2.46
10	NELLSTAR PTY LTD	1,937,406	2.33
11	O'CONNOR HOLDINGS PTY LTD	1,603,519	1.93
12	CONINGSBY NOMINEES PTY LTD<SUPER FUND A/C>	1,437,857	1.73
13	ANZ NOMINEES LIMITED	908,666	1.09
14	MR GRAHAM WILLIAM DAVIE	906,677	1.09
15	SILVERLENE PTY LTD	790,147	0.95
16	BLUE JADE PTY LTD	730,371	0.88
17	DORION HOLDINGS PTY LTD	692,900	0.83
18	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LTD	666,280	0.80
19	MR SYDNEY HO	665,900	0.80
20	DPV NOMINEES PTY LTD<DALY FAMILY A/C>	665,352	0.80
	Top 20 holders of Ordinary Fully Paid Shares	**38,601,080**	**46.41**

The names of substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Act 2001 are:
Thorney Holdings Pty Ltd – 6,860,991 shares

OPTION HOLDER INFORMATION

At 23 September 2004 there were no quoted Options over Ordinary Shares.

The register of securities is kept by Computershare Investor Services Pty Ltd at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria

REDFLEX HOLDINGS LIMITED

ANNUAL REPORT

2004



REDFLEX
HOLDINGS

CONTENTS

ANNUAL GENERAL MEETING

10.00 AM
23 November 2004
ASX Theatrette
Ground Floor
530 Collins Street
Melbourne, Victoria, Australia

REDFLEX HIGHLIGHTS

Profitable Performance

- A profit of $3.3 million which represents a $7.0 million turnaround from a loss of $3.7 million for the previous year. Profit for the second half was $2.5 million, compared with the first half profit of $0.8 million.

- Revenue increased by over 41% from $23.5 million to $33.3 million.

- Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA), our major index of operating performance, was also significantly higher at $8.5 million, up from $0.1 million for the prior year.

The Directors are pleased to present the Annual Report for the financial year ended 30 June 2004. The year has shown substantial increase in revenues and a significant turnaround in profit from the previous year.

CONSOLIDATED RESULTS



REVENUE ($AUD)
$23.5 M
$33.3 M
2002/03
2003/04



EBITDA ($AUD)
$0.1 M
$8.5 M
2002/03
2003/04



NET PROFIT ($AUD)
$ 0
$-3.7 M
$3.3 M
2002/03
2003/04

USA TRAFFIC PERFORMANCE



USA INSTALLED CAMERA BASE
123% INCREASE
135
301
JUNE 03
JUNE 04



USA CONTRACTED CITIES
83% INCREASE
29
53
JUNE 03
JUNE 04



USA CONTRACTED STATES
7
11
JUNE 03
JUNE 04



FELLOW SHAREHOLDERS

I am pleased to advise that the 2003/2004 financial year was a very positive one for our company. It was a year of continuing strong growth and record profits, and one in which our leading position in the US market has been secured. The Board is confident that the Company has successfully stabilized its activities and that the future is bright.

Our USA operations performed very strongly over the year. In the course of the 12 months, our installed base increased from 135 systems to [illegible]. By the end of the 2004/2005 financial year we are confident that the number of installations will have increased beyond [illegible]. Our order book continues to grow at a steady rate and, at the time of writing, we have contracts with a total of 53 cities in 11 separate states. The division is strongly and increasingly profitable. Substantial free cash flow has been generated enabling much of our growth to be internally funded. We already have a substantial lead in the USA market in digital traffic camera enforcement. Current market trends are such that we can realistically anticipate achieving overall traffic camera enforcement market leadership in the USA within the next year or so.

The equipment for our USA operations is manufactured by the Australian Traffic division. It also has performed very strongly over the financial year. It has capably met all the equipment requirements of the USA operation and has simultaneously operated very successfully in hardware and software sales throughout Australia and internationally. During the year, a number of significant achievements occurred including the acquisition of all the principal assets of our most significant Australian rival and the opening of a representative office in the United Kingdom.

Our equipment has proven to be world leading in terms of performance levels, efficiency and, of critical importance, reliability. The Australian Traffic division was significantly profitable in its own right and, once again, the future looks bright.

The rapid expansion of our Traffic divisions, particularly in the USA, necessitated the obtaining of significantly expanded banking credit facilities. Your Board is very conscious of the enormous financial support that has been provided by shareholders in recent years in the form of equity funding. That being so, high priority was given to attempting to locate bank debt financing on favourable terms to balance the funding mix. In this regard, we were delighted to successfully negotiate a US$13 million credit facility with the Harris Trust and Savings Bank of Chicago (a 100% subsidiary of the Bank of Montreal). The facility is geared to our USA operation and has been negotiated on an interest only basis at a highly attractive interest rate currently less than 4% per annum. The facility was activated shortly after the end of 2004 financial year and, as at the date of writing, is operating most satisfactorily from the viewpoint of all parties. Your Board anticipates that the banking relationship that has been established will serve the Company well for many years to come.

It is particularly gratifying that the traffic camera operations of the Company are not only commercially highly attractive, but certainly, at least as importantly, are socially beneficial. Research data makes it very clear that these products have a significant positive effect on driver behaviour and public safety. We should all be proud of that aspect of our commercial operations.

The Communications division, conversely, continues to find trading conditions difficult. Whilst a substantial operating loss was incurred some comfort can be taken from the fact that the division operated close to break even in the second half of the financial year and that the order book for the 2004/2005 financial year is in significantly better shape than was the case 12 months ago. The division, however, continues to be given very close attention by your Board.

During the 2003/2004 financial year the Board was pleased to welcome Mr. Bruce Higgins into its ranks as an Executive Director in recognition of his achievements in the Traffic division. Mr. Higgins has been head of the Traffic division for the last three years with particular focus on the USA operation where he has now been based for the last year and a half.

We take this opportunity to thank the company's shareholders for their long standing loyal support. Your Board is delighted that shareholders have been rewarded over the last two years with a substantial increase in the value of their shares.

Most importantly, we also wish to put on record our thanks for the loyalty and dedicated hard work provided by the company's staff. They can be justly proud of their achievements.

Christopher Cooper

Chairman

[illegible] September 2004

The 2003/04 financial year has been a year of significant progress for your company with outstanding growth in revenues and profits. We expect to deliver a further improvement in performance for the 2004/05 year. We have a strong base of committed contracts and funding now in place to grow the business to the point where, based on our projections, further growth can be funded from operating cash flow.

Financial performance	Actual 03/04	Actual 02/03
Revenue ($m)	33.3	23.5
Earnings before interest, taxation, depreciation and amortisation (EBITDA) ($m)	8.5	0.1
Operating profit after tax ($m)	3.3	(3.7)
Research and development costs as a percentage of operating revenue (%)	6.1%	7.0%
Weighted average number of shares (million)	76.0	56.2
Basic Earnings per share (cents)	4.4	(6.6)
Earnings per share based on earnings before interest, tax, depreciation and amortisation (cents)	11.2	0.2

Financial position		
Current Assets ($m)	22.8	18.9
Non-Current Assets ($m)	36.3	25.9
Current Liabilities ($m)	9.9	5.6
Non-Current Liabilities ($m)	0.5	2.5
Shareholders' Equity ($m)	49.2	36.6



HIGHLIGHTS

Major highlights are:

Profitable Performance

- A profit of $3.3 million which represents a $7.0 million turnaround from a loss of $3.7 million for the previous year. Profit for the second half was $2.5 million, compared with the first half profit of $0.8 million.
- Revenue increased by over 41% from $23.5 million to $33.3 million.
- Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA), our major index of operating performance, was also significantly higher at $8.5 million, up from $0.1 million for the prior year.

Funding

- Strong support from shareholders and new investors with $13.9 million equity raised through a Share Purchase Plan, placements and exercise of options.
- A revolving debt facility with USA based Harris Savings and Trust Bank for USD 13.0 million (AUD 18.4 million) was put in place in August 2004, to fund continued growth in the traffic business in the USA.
- Operating cash flow improved from the previous financial year by $9.7 million to $5.6 million.

Traffic

- Revenues in the USA have continued their strong growth as new systems have been rolled out progressively at an increasing rate. Recurring revenue also continues to grow with each camera system installed, with contracts typically being for a five year period with potential extensions.
- The installed base in the USA at the end of June 2004 was on target at 301 systems. This is an increase of 123% over the 135 installed systems at the end of June the previous year.
- New contracts were signed with 28 cities and towns in the USA, with renewals and extensions in a further 7 cities or towns since 1 July 2003 indicating a very strong current order book.
- The rollout capacity has been expanded further to support sustainable average implementation rates in excess of 17 per month for the 2004/05 financial year.
- Four new major traffic photo-enforcement contracts in Australia demonstrate Redflex' increasing success in the market.
- Completion of the acquisition of the assets of competitor Poltech Limited and its subsidiary Locktronic Pty Ltd, and initial sales of the LaserCam product acquired from Poltech to the UK and South Africa.

Communications

- Four new Communications contracts have been signed direct with the US Department of Defense – two Army, one Navy and one AirForce.
- A major contract has been won with the US Air Force through our US based partner Innovative Solutions Corporation. This contract is expected to result in up to AUD 17 million revenue over five years.
- Further significant contracts for defence communications systems have been won with other customers in Australia and overseas.
- An R&D START Grant of $2.8 million over two and a half years was awarded by the Australian Government to develop the Switchplus® Gen 3 product line.

The installed base in the USA at the end of June 2004 was on target at 301 traffic camera systems compared with 135 at the end of June 2003 – an increase of 123%.



REDFLEX TRAFFIC SYSTEMS

Redflex Traffic Systems' two photo enforcement businesses – our major business in the USA, and our international business principally Australian based, both achieved strong growth in orders, revenue and profitability during the year. Redflex now has contracts with 68 cities worldwide in 11 countries. Both operating businesses are positioned well within their respective market sectors and have proven business teams to deliver against our business plans.

The USA business is based on a Build-Own-Operate model, whereby Redflex provides a full suite of outsourced services in support of red-light and speed photo-enforcement programs with cities. Redflex retains ownership of the traffic camera systems and operates a high volume processing centre to process infringements. Contracts with cities are typically for five years with two one-year optional extensions. Redflex shares in the revenues from these programs either through a fixed monthly fee or a fee per citation.

The Australian based business model is different and involves the sale of traffic camera systems and associated services to clients who are state government agencies in Australia and key government related clients in other countries. We have direct representation based in the UK for the European market, and representative agents in a number of other countries.

Key details on the business results over the past 12 months are:

USA Traffic Business

Redflex has extended its position as the largest provider of digital red light photo enforcement services in North America, with contracts in 53 cities and towns across eleven states.

Redflex has led the market in the number of red light photo enforcement systems installed over a 12 month period and, based on new contracts signed, is the leading vendor by market share over the past 12 months.

The business has performed strongly over the past 12 months as measured by the following key measures:

- The first USD 1.0 million per month revenue for this business was announced at the Annual General Meeting in November 2003. Seven months later in June 2004, our US operation achieved the first month of sales in excess of USD 1.5 million on a similar basis - a 50% growth in seven months.
- The installed base of 301 camera systems at the end of the financial year represents a growth rate of 123% in installed systems, from the 135 systems installed at 1 July 2003.
- We have a strong portfolio of signed contracts with USA municipalities that support continued installation at rates in excess of 17 systems per month.
- We expect to have installed a total of approximately 400 systems by 31 December 2004, and in excess of 500 systems by June 2005.

Subsequent to 30 June 2004 Redflex announced a debt facility of USD 13.0 million (AUD 18.4 million) with Harris Trust & Savings Bank based in Chicago primarily to finance the photo enforcement programs in the USA. The finance facility will allow the USA business to continue to grow at an average rate in excess of 17 systems per month and remain within the terms of the facility to the point where growth will be fully funded from cash flow from within the business.

During the year we achieved a record in new orders with 26 cities contracting with Redflex for new photo enforcement programs. Within these orders there were 17 new clients in California, one in South Dakota, four in North Carolina and one each in Illinois, Virginia, Oregon and Georgia. This is particularly pleasing as our strategy to extend our geographic presence in the USA market is on track and we have demonstrated our ability to grow within markets where our competitors have existing business.

Towns and cities won during the 2003/04 financial year were:

Chicago IL Upland CA
Hawthorne CA Cary NC
Rome GA Stockton CA
Knightdale NC Sioux Falls SD
Vista CA Oceanside CA
Emeryville CA Fairfield CA
Lynwood CA Santa Clarita CA
Ridgecrest CA Escondido CA
Del Mar CA Maywood CA
Encinitas CA Solana Beach CA
Virginia Beach VA Stallings NC
Medford OR Greenville NC
Paramount CA San Mateo CA

We have also signed contracts in two new cities for the 2004/05 financial year, one in Modesto, California and one in Albuquerque in the State of New Mexico, a new state for Redflex.

During the year we negotiated changes or renewals with seven existing clients and achieved 100% retention of existing clients. The existing client contract changes were with Garden Grove CA, Toledo OH, Beaverton OR, Upland CA, El Cajon CA, Scottsdale AZ, and Chicago IL. We have completed installation of the first 20 red light photo enforcement systems in Chicago and have commenced work on the next 20 systems.

The pipeline of selections, bids and prospects is strong, and the overall market environment both with prospective clients and the general public is strongly supportive of our business model and our value proposition. New states within the USA have legislative initiatives in progress that expand our market opportunity.

Back office processing operations are meeting the requirements created by the strong installation program and growth in new cities. The efficiency of our software systems and processes has been improved to enable a







lower operating expense on an average activity basis. Based on available data, we assess our operations efficiency to be the best in the industry on a cost per citation basis.

New features have been introduced into our photo enforcement products to ensure we remain at the forefront of the industry.

Non USA based Traffic business

The non-USA based Traffic business includes Australia, South Africa, United Kingdom, Europe and the Middle East.

Market share in Australia has continued to strengthen, with Redflex the number one digital enforcement company in the market.

The Australian based Traffic business has delivered impressive performance with contracts signed in a number of jurisdictions, and development of key opportunities. New major contracts announced were: The West Australian back office development; a point-to-point speed system for the Roads and Traffic Authority in NSW; sales of camera systems, both fixed and the mobile LaserCam to South Africa; sales of the LaserCam product to customers in the UK; maintenance arrangements in NSW; and a contract to supply speed cameras to Tasmania. Redflex operates in a competitive environment and has demonstrated its superior capabilities to this range of customers.

Redflex received an order for new Point-to-Point Speed Enforcement Systems for trial with the Roads and Traffic Authority throughout New South Wales and we have opened an office in New South Wales to provide local support services in this growing market.

The order for the Western Australian Police notice processing system back-office was won during the year. The first phase has been delivered and is undergoing customer testing. Using the latest technologies, the system will be one of the largest photo enforcement notice processing centres in the world.

During the year, Redflex acquired the assets and intellectual property of its largest local competitor, Poltech International Limited and its subsidiary Locktronic Pty Ltd. The integration of the Poltech products, selected staff, and intellectual property has been completed and overall results have exceeded expectations. Additional maintenance contracts, upgrades and support services have been contracted and delivered for Poltech cameras in New South Wales and Tasmania. Sales of Lasercam systems to South Africa have also been made. We are pleased with the progress in sales of systems related to the former Poltech intellectual property.

The Redflex presence in Europe continues to grow, with sales of the Lasercam Mobile Speed Enforcement Camera in the UK. Eight systems have been sold to five jurisdictions in the United Kingdom. An office has been established in the United Kingdom with the appointments of a Director of Sales and technical staff. Redflex has also received an order for a pilot camera system in Greece for fixed speed photo enforcement to be installed after the Olympics. We are selectively looking for opportunities to apply our technology and business models to the European market.

The research and development program for the Traffic business has continued with new projects committed to maintain our leadership with existing products and to develop new products. Expenditure on R&D will continue through the 2004/05 financial year to meet identified needs for new products that meet our return on investment criteria.

Manufacturing of photo enforcement systems has increased to meet the increased requirements for government clients and to support the higher installation schedule for USA systems. Our capacity to manufacture photo enforcement systems meets our requirements.




An Australian Government START grant of $2.8 million for Research and Development was awarded to Redflex Communications to assist with the development of the next generation Switchplus® Gen3 product over a period of two and a half years.



20 NAVY

REDFLEX COMMUNICATIONS SYSTEMS

Redflex Communications Systems (RCS) generated revenues of $8.4 million for the 2003/04 financial year, up 15% on the previous financial year. After a poor result in the first half (an operating loss of $869,000), RCS showed significant improvement in the second half and recorded an operating loss of $77,000 for that period. This is below Directors' expectations however a profit is projected for the 2004/05 financial year with a significant amount of the revenues necessary to achieve that already committed.

RCS provides complex communications systems to government and government related clients either directly or through major prime contractors. RCS business comprises typically fixed price contracts to supply our specialised Switchplus based communications equipment and engineering services to design, build and commission systems to customers' requirements.

Over the 2003/04 financial year progress was made in delivering communications systems to key clients, including the Royal Australian Air Force, Lockheed Martin, Tenix Defence Systems and the US Department of Defense.

The following contracts have been signed with key customers since July 2003:

- A secure voice conferencing system and a secure video conferencing facility for the US Army were ordered and delivered.
- A deployable communications system was delivered to the US Navy in Hawaii for the Deployable Joint Command and Control Program Office.
- Communications systems were provided and installed for the US Air Force in the UK.
- A major contract has been won in conjunction with Innovative Solutions in the USA to provide communications for the US Air Force as part of the Battlefield Control System – Mobile. This contract is expected to result in revenues of up to $17 million over the next 5 years.
- An upgrade to the on board communications systems for Royal Australian Navy's Landing Platform Amphibious ships has been developed and is currently being installed.
- Extensions to air defence contracts with Lockheed Martin have been negotiated.
- The Mexico Department of Defence has ordered and taken delivery of a communications system.

An Australian Government START grant of $2.8 million for Research and Development was awarded to Redflex Communications to assist with the development of the next generation Switchplus® Gen3 product over a period of two and a half years. This will ensure that RCS product continues to be competitive in its specialised global markets.

FINANCING

Through the financial year and subsequently, a number of financing initiatives have taken place to ensure that there is sufficient funding for the rapid growth in the Build-Own-Operate business in the USA, and to ensure that there is sufficient working capital for all areas of operation.

Share Purchase Plan

In October 2003 a Share Purchase Plan was announced for the second year in succession and the response resulted in an injection of approximately $3.5 million in capital.

Share Placement

A share placement, which was targeted at sophisticated and professional investors from the existing shareholder base, was well supported and the allocations had to be scaled back because of the level of demand. This placement raised approximately $6.7 million.

Exercise of December Options

At the end of December 2003, approximately 3.3 million listed options with an exercise price of $1.10 were exercised, resulting in a further capital injection of approximately $3.6 million.

National Australia Bank

In August 2003, the National Australia Bank agreed to extend its debt facility to Redflex to a total of USD 5 million. This provided further funding for the traffic camera rollout in the USA. The NAB has now been fully paid out following the completion of the finance facility with Harris Trust and Savings Bank.

Harris Trust and Savings Bank

During the later part of the 2003/04 financial year, Redflex pursued further significant debt financing to ensure that the longer term rollout of camera systems under committed and new contracts was appropriately underpinned. Harris Trust and Savings Bank, a major US based bank, offered attractive facilities to the group and Redflex Traffic Systems Inc entered into an agreement for a USD 13million (A$18.5 million) revolving debt facility in August 2004. This facility is particularly significant in that, based on current growth plans, it provides the financing to take the company to the point at which future growth can be financed from operating cash flow.

CORPORATE GOVERNANCE

With the introduction of the Australian Stock Exchange (ASX) Corporate Governance Principles and Recommendations, there has been an enhanced focus by the Board on Corporate Governance. The Board supports and endorses the ASX Principles of Good Corporate Governance and Best Practice Recommendations and over the year has reviewed corporate governance practices and processes.

A report on Redflex Corporate Governance is included in the Annual Report, and additional key information is available on the company web site at www.redflex.com.au







BOARD CHANGES

The Board has been expanded through this financial year.

In October 2003 Peter Lewinsky was invited to join the Board as a Non Executive Director and he has brought with him a wealth of experience in finance, banking, governance and public and private Boards. His appointment was ratified at the 2003 Annual General Meeting.

In February 2004, Bruce Higgins the President and Chief Executive Officer of Redflex Traffic Systems joined the Board.

Continuing Directors are Christopher Cooper, chairman, Robin Debernardi, Non Executive Director and Graham Davie, Chief Executive Officer.

INVESTOR COMMUNICATIONS

The company has focused on providing timely information to the market through: our ASX announcements; our subscription email service, which ensure that releases are sent to all participating parties; our public briefings and private briefings for broking firms, analysts, fund managers, other investors and the media; and our web site at www.redflex.com.au which provides a range of relevant information. In line with company policy, information that is provided at briefings is either already in the public domain or is made available concurrently with briefings.

Redflex has joined the eTree program, a Computershare initiative with the environmental agency Landcare Australia. eTree gives an environmental incentive to shareholders to elect to receive shareholder comunications electronically, thus reducing printing and mailing costs and protecting the environment through lower usage of printed material. For every Redflex security holder who registers their email address through the eTree secure website, Landcare will receive up to $2 to assist in reforesting the state where the security holder resides. We encourage shareholders to take advantage of the program and to register your email address at www.eTree.com.au/Redflex.

SHARE PRICE

It has been pleasing to see the successes in the business reflected in the growth in the share price over the year, with movement from $0.58 on 30 June 2003 to $2.40 on 30 June 2004.

RESEARCH AND DEVELOPMENT

Redflex has a history of significant investment in Research and Development, and this has continued for the 2003/04 financial year. Total investment in R&D was approximately 6% of revenue which is regarded as a reasonable expenditure on R&D when technology is a key element of maintaining our market position.

LITIGATION

Through the financial year a smaller competitor in the USA, Nestor Inc, issued proceedings against Redflex Traffic Systems Inc on two separate occasions alleging infringement of patents. We have received advice that the claims are without merit and that there is no infringement of the respective patents.

Early in the 2003/04 financial year, patent litigation with Locktronic Pty Ltd, a subsidiary of Poltech Limited, was settled, as reported in last year's Annual report. This occurred prior to Poltech and Locktronic being placed into administration and the subsequent acquisition by Redflex of key assets of those companies.

OUTLOOK

The Directors are confident that the year ahead will be substantially more profitable, in particular as we see the anticipated ongoing growth in the USA based Build-Own-Operate business.

We have stated an expectation to deliver an increase in the total installed base to 400 camera systems in the USA for the first six months, with in excess of 500 installed by the end of the 2004/05 financial year. Based on these plans for growth, the debt funding in place with Harris Trust and Savings Bank should enable the business to grow to the point at which future growth will be fundable from revenues.

Both the Australian based Traffic business and the Communications business are expected to be profitable for the 2004/05 financial year.

I take this opportunity once again to thank all involved in the company for their ongoing and active support – shareholders, the investment community and our professional advisers, and particularly to all of our employees, who have worked extremely hard to deliver the result for the year, and to the Board for their involvement, support and for driving for top levels of performance in all areas of our business.

Graham Davie
Chief Executive Officer

DIRECTOR'S REPORT

The names and details of the Company's Directors in office during the financial year and until the date of this report are as follows.

Directors were in office for the entire period unless otherwise stated.

NAMES, QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES







CHRISTOPHER COOPER – L.L.B., B.Com.
Non Executive Chairman

Mr. Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr. Cooper is also a principal and agent manager for significant share investment portfolios and a Director and Manager of numerous private investment companies and trusts.

ROBIN DEBERNARDI
Non Executive Director

Mr. Debernardi is a prominent businessman who established and developed a range of products in a horticultural business, the success of which is that it is now known as a household name in the industry. Mr. Debernardi has since been successfully engaged in commercial property developments in Victoria and Queensland, while developing a rural property in North Central Victoria. He brings substantial experience in assisting companies involved in high growth phases of their development.

PETER LEWINSKY – B Ec, MBA, FCA, FSIA
Non Executive Director

(Appointed 16 October 2003)

Mr. Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. Mr. Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the Boards and shareholders of public, private and government organisations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice.

Over the last 10 years Mr. Lewinsky has held a number of Board and Audit Committee appointments for public, private and government organisations.








GRAHAM DAVIE – BSc, Grad Dip Mil Av
Chief Executive Officer

Mr. Davie is the Chief Executive Officer of the Group and has previously held the position of Managing Director of the Communications business since 1993. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support.

BRUCE HIGGINS – B Eng (Elect), MBA, FAICD
Executive Director – CEO Redflex Traffic Systems Inc.

(Appointed 16 January 2004)

Mr. Higgins has held senior management roles with a number of global companies in the automation technology and aerospace industries. Mr. Higgins has studied competitive advantage with Harvard University, and has a Bachelor Degree in Electronic Engineering, Master of Business Administration in Technology Management and is a Fellow of the Australian Institute of Company Directors.

Mr. Higgins is now President & Chief Executive Officer of Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited. He is currently based in the USA corporate offices in Scottsdale Arizona and leads the Redflex Traffic Systems business globally. Mr. Higgins has served the Company in this role since August 2001.

MARILYN STEPHENS
Company Secretary

Ms. Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the Australian Stock Exchange in February 1997. Prior to that Ms. Stephens was the Company Secretary and Administration Manager to various companies within the Redflex Group.

Directors' Interests

The interest of each Director in the share capital of Redflex Holdings Limited, at the date of this Report, as contained in the Register of Directors' Shareholding of the Company is:

Director	Relevant Interest over Ordinary Shares	Options over Ordinary Shares
Chris Cooper	747,080	0
Robin Debernardi	3,224,373	0
Peter Lewinsky	41,800	0
Graham Davie	1,086,770	0
Bruce Higgins	0	1,800,000

Directors' interests in Options together with terms and conditions are set out in Notes 19 and 23.

Issue of Shares

During the year the Company issued the following shares:

1. 3,275,035 Ordinary Shares were issued by way of conversion of Options at a price of $1.10 per share fully paid.
2. 7,944,184 Ordinary Shares were issued by way of private placement at a price of $0.8475 per share fully paid.
3. 4,098,494 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $0.8475 per share fully paid.
4. 100,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at a price of $0.69 per share fully paid.
5. 30,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at a price of $0.5894 per share fully paid.
6. 70,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at a price of $0.5909 per share fully paid.

Issue of Options

During the year ended 30 June 2004, the following Options were issued:

1. 1,800,000 Options over Ordinary Shares at an exercise price of $0.50.
2. 2,655,000 Options over Ordinary Shares at an exercise price of $0.58 compounding at 3% p.a. until exercised.
3. 1,348,000 Options over Ordinary Shares at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised.

Expiration of Options

6,261,796 Options issued at an exercise price of $1.10 expired on 31 December 2003. Of these Options 3,275,035 were exercised. The remaining Options expired.

Unissued shares

As at 30 June 2004 and at the date of this report there were 6,323,000 unissued ordinary shares under Options. Refer to Note 14 for further details of the Options outstanding.

	30 June 2004	30 June 2003
Basic Earnings per Share	4.36 cents	(6.6 cents)
Diluted Earnings per Share	4.20 cents	(6.6 cents)
Weighted average number of Ordinary Shares used in calculation of Earnings per Share	76,014,688	56,250,530
Weighted average number of Ordinary Shares used in calculation of diluted Earnings per Share	79,187,732	56,250,530
Net tangible asset backing per ordinary security	49.1 cents	44.0 cents

Dividends

The Company did not propose or pay any dividends in the year ended 30 June 2004 (2003 – Nil).

Summarised operating results are as follows:

The Company showed revenue from operating activities of $33,060,064 which was up 40.7% on the previous financial year (2003 - $23,499,913).

The increase in revenue was due to:

- An increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business from 135 at 30 June 2003 to 301 at 30 June 2004.
- The increase was offset in part by the move in the AUD/USD exchange rate by approximately 6% reducing the reported revenue from the growing USA Traffic business and Communication division revenues within the USA due to translation effects.

The consolidated operating profit of the Consolidated Entity for the year ended 30 June 2004 after income tax of $nil was $3,315,686 (2003 – loss of $3,736,886).

The operating loss of Redflex Holdings Limited for the year ended 30 June 2004 after income tax of $nil was $15,253,858 (2003 – loss of $2,639,521).

Principal Activities

During the year, the principal activities of entities within the Consolidated Entity were:

- Management and operation of Build, Own, Operate and Maintain Traffic enforcement business for the USA market; commercialisation of the Redflex Traffic Image Processing Software and associated traffic violation management systems and hardware world-wide.
- Commercialisation and development of technology associated with voice and data digital switching and related communications systems.

Operating results by business and geographical segments are as follows:

(a) Business Segments	Corporate	Communications	Traffic	30-Jun-04 Total	30-Jun-03 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services		8,473	7,334	15,807	12,999
Revenue from fee for service contracts		0	17,253	17,253	10,501
Total revenue from operating activities		8,473	24,587	33,060	23,500
Consolidated operating profit before tax	(1,444)	(946)	5,705	3,315	(3,736)
Total assets	2,016	11,353	45,799	59,168	44,768

(b) Geographical segments	Australia	USA	Other	30-Jun-04 Total	30-Jun-03 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	5,480	8,605	1,722	15,807	12,999
Revenue from fee for service contracts	0	17,253	0	17,253	10,501
Total revenue from operating activities	5,480	25,858	1,722	33,060	23,500
Total assets	19,921	39,247	0	59,168	44,768

Corporate Information

Redflex Holdings Limited is a company limited by shares and is incorporated and domiciled in Australia. Redflex Holdings Limited has prepared a consolidated financial report incorporating the entities that it controlled during the year and as detailed in Note 8 to the accounts. The Consolidated Entity employed 195 employees as at 30 June 2004 (2003: 150 employees).

Redflex Traffic Systems USA business

Redflex has maintained and extended its position as the largest provider of digital red light photo enforcement services in North America, with contracts in 53 cities and towns across eleven states. Redflex has led the market in the number of red light photo enforcement systems installed over a 12-month period and based on new contracts signed, is the leading vendor by market share over the past 12 months.

The installation of the 301st system was announced on 15th July, representing a growth rate of 123% in installed systems, from the 135 systems installed at 1 July 2003. We have a strong portfolio of signed contracts with USA municipalities that support continued installation at rates in excess of 17 systems per month.

During the year we achieved a record in order intake with 26 cities contracting with Redflex for new photo enforcement programs. This is particularly pleasing as our strategy to extend our reach into the USA market with our geographic presence is on track and we have demonstrated our ability to grow within markets where our competitors have existing business. We also executed changes or renewals with seven existing clients and achieved a 100% retention of existing clients.

The pipeline of selections, bids and prospects is strong, and the overall market environment both with prospective clients and the general public strongly supports our business model and value proposition. New states within the USA have legislative initiatives in progress that expand our market opportunity.

Back office processing operations are meeting the processing requirements created by the strong installation program and growth in new cities. The improved efficiency of our software systems and processes has been improved to enable a lower operating expense on an average activity basis. We assess our operations efficiency to be the best in the industry on a cost per citation basis, based on the data available.

Redflex Traffic Systems Non USA based business

Non-USA based business includes Australia, South Africa, United Kingdom, Europe and the Middle East.

Market share in Australia has continued to strengthen, with Redflex the number one digital enforcement company in the market.

The Australia based Traffic business has also delivered impressive performance with contracts signed in a number of jurisdictions, and development of key opportunities. Major new contracts announced were: The West Australian Back Office Development, a point-to-point speed system for the Roads and Traffic Authority in NSW, sales of camera systems, both fixed and the mobile LaserCam to South Africa, sales of the LaserCam product to customers in the UK, maintenance arrangements in NSW, and a contract to supply speed cameras to Tasmania. The Company operates in a competitive environment and has demonstrated its superior capabilities to this range of customers.

During this period, Redflex acquired the assets and intellectual property of its largest local competitor, Poltech International Limited and its subsidiary Locktronic Pty Ltd. The integration of the Poltech products, selected staff and intellectual property has been completed and the benefits have exceeded expectations. Additional maintenance contracts, upgrades and support services have been contracted for and delivered for Poltech cameras in NSW and Tasmania. Sales of four Lasercam systems to South Africa have been made.

The Redflex presence in Europe continues to grow, with sales of the Lasercam Mobile Speed Enforcement Camera in the UK. An office has been established in the United Kingdom with the appointment of a Director of Sales and technical staff. Redflex has also received an order for a pilot camera system in Greece for fixed speed photo enforcement to be installed after the Olympics. Within Europe we are selectively looking for opportunities to apply our technology and business models to this market.

The research and development program for the Traffic business has continued with new projects committed to maintain our leadership with existing products and development of new products. Expenditure on R&D will continue through the 2004/05 financial year to meet identified needs for new products that meet our return on investment criteria.

Manufacturing capacity of photo enforcement systems has increased to meet the increased demand for government clients and to support the higher installation schedule for USA systems. Our capacity to manufacture photo enforcement systems meets our requirements.

Redflex Communications Systems

The Communications Division, after a poor result in the first half (an operating loss of $869,000), has shown significant improvement in the second half and recorded an operating loss of $77,000 for that period. This is below expectations however a profit is projected for the 2004/05 financial year and a significant amount of the revenues necessary to achieve the result are committed.

Over the year progress was made in delivering complex communications systems to key clients, including the Royal Australian Air Force, Lockheed Martin, Tenix Defence Systems and the US Department of Defense.

The following contracts have been signed with key customers since July 2003.

A secure voice conferencing system and a secure video conferencing facility for the US Army, a deployable communications system was delivered to the US Navy, and communications systems were provided and installed for the US Air Force in the UK.

A major contract has been won in conjunction with Innovative Solutions in the USA to provide communications for the US Air Force as part of the Battlefield Control System – Mobile. This contract is expected to result in revenues of up to $17 million over the next 5 years.

An Australian Government START grant of $2.8 million for Research and Development was awarded to Redflex Communications to assist with the development of the next generation Switchplus® Gen3 product over a period of two and a half years.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Redflex Group not otherwise dealt with in this report.

Likely developments and expected results

The most significant growth for the ensuing financial year is expected within the Traffic Division. The Company has set internal installation rates for cameras within the USA which can be met predominantly from existing contracts and selections. This growth will be funded from the cash generated from operations together with an appropriate debt funding already in place.

After balance date events

There were no after balance date events of significance not otherwise dealt with in this report.

Environmental Regulation and Performance

The Directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

Remuneration Policy

A Remuneration Committee, currently comprising all members of the Board, has been formed to review future remuneration arrangements for the Directors and Executive team. The Chief Executive Officer's remuneration is determined by the Board.

Emoluments of Directors of Redflex Holdings Limited

	Base Fee	Bonus	Superannuation & Other	Options	Total
	$	$	$	$	$
Chris Cooper	0	0	3,000	0	3,000
Robin Debernardi	0	0	3,000	0	3,000
Peter Lewinsky	28,000	0	2,520	0	30,520
Graham Davie	160,810	26,306	14,474	0	201,590
Bruce Higgins	318,702	79,675	86,957	429,631	914,965

Prior to his appointment as a Director on 16 October 2003, Mr. Lewinsky was retained as a corporate advisory consultant and received fees of $14,000 for services provided to that date.

Emoluments of the five most highly paid Executive officers of the Company and the Consolidated Entity.

The Directors have determined the officers of the Company to be the key managers of the business units and the Chief Financial Officer.

Emoluments		Base Salary	Bonus	Superannuation & Other	Options	Total
		$	$	$	$	$
Aaron Rosenberg	Vice President Sales & Marketing- Redflex Traffic Systems Inc	209,358	43,459	6,547	84,138	343,502
Karen Finley	Vice President Operations- Redflex Traffic Systems Inc	201,413	11,228	5,845	84,138	302,624
Ricardo Fiusco	General Manager – Australia Redflex Traffic Systems	150,229	33,000	13,521	84,138	280,888
Ron Johnson	Chief Financial Officer	152,660	0	13,740	84,138	250,538
Peter Harrison	General Manager – Redflex Communications Systems	130,000	0	10,935	84,138	225,073

The Company uses the fair value measurement provisions of AASB 1046 "Director and Executive Disclosures for Disclosing Entities" and the pending AASB 2 "Share-based payment" prospectively for all Options granted to Directors and relevant Executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts that never vest (ie forfeitures).

From 1 July 2003, Options granted as part of Director and Executive emoluments have been independently valued using a Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

Fair Values of Options

The fair value of each option is estimated on the date of the grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made on 30 June 2004, 2003 and 2002. The valuation of the Options was performed independently by Pitcher Partners.

Black-Scholes option formula	RDFAR	RDFAS	RDFAT
Share Price	0.8900	0.8900	2.2200
Exercise price	0.5000	0.5859	2.0600
Expected volatility	33%	33%	33%
Risk-free interest rate	5.21%	5.21%	5.52%
Expected life of option	5 years	5 years	

The dividend yield reflects the assumption that no dividend has been previously paid nor will be paid until FY06. The expected life of the option is the maximum period allowable and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those Options vesting after 1 July 2003 are:

	RDFAR	RDFAS	RDFAT	TOTAL
Number of Options	1,800,000	2,655,000	1,348,000	5,803,000
		Weighted average fair value		
30 June 2004	429,631	551,573	19,437	1,000,641
30 June 2005	112,144	227,724	242,037	581,905
30 June 2006	14,519	61,959	100,494	176,972
30 June 2007	0	0	35,999	35,999
	556,294	**841,256**	**397,967**	**1,795,517**

Indemnification of Officers and Auditors

The Company has agreed to indemnify the following current Directors of the Company: Christopher Cooper, Robin Debernardi, Peter Lewinsky, Graham Davie, Bruce Higgins and the Company Secretary and all Executive officers of the Company and of any related body corporate, against any liability that may arise from their position within the Company. The contract of insurance prohibits disclosure of the nature of the liability indemnified.

Redflex Holdings Limited, being the ultimate parent entity, paid premiums in respect of Directors and Officers liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the Company and prohibits disclosure of the amount of the premium paid.

The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the Company, or any related entity, against a liability incurred in their capacity as an auditor.

Directors' Meetings

Directors' meetings held and attended during the year ended 30 June 2004, and up to the date of this report were:

	No of Directors Meetings held while in office	Number of Directors Meetings attended	Nomination Committee	Audit Committee	Remuneration Committee
Number of Meetings Held			2	2	2
Graham Davie	21	21	2		2
Robin Debernardi	21	21	2	2	2
Christopher Cooper	21	20	2	2	2
Peter Lewinsky	15	15		2	
Bruce Higgins	8	8			

Ethical Standards

The Consolidated Entity has in place a Code of Conduct that identifies the appropriate professional conduct for its dealings with shareholders, management, employees and other persons. The self-regulatory measures contained within this code are important in increasing the awareness of shareholders, and others who deal with the Company, that Redflex Holdings Limited takes responsibility for its own conduct so that they may feel confident as to the integrity of the Company and its decision making processes.

This Code of Conduct has been implemented by the Board of Directors, who review compliance with the code and review its contents on an ongoing basis.

The Code currently includes standards that cover respect for the law, integrity in all workplace and external dealings, diligence and quality and equal opportunity. Other standards and policies cover in more detail the provision of a safe and healthy workplace, fair employment practices and share trading by employees and Directors.

Identifying and managing business risks

The Board regularly monitors the operational and financial performance of the Company and Consolidated Entity against budget and other key performance measures. The Board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all significant identified risks of the business.

Tax Consolidation

For the purposes of income taxation, the Directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries intend to form a tax consolidated group effective from 1 July 2003. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition the agreement will provide for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Redflex Holdings Limited support and have adhered to the principles of corporate governance. Redflex's corporate governance statement is contained in the following section of this annual report.

Signed in accordance with a resolution of the Directors.

Graham Davie
Director
Melbourne, 28 September 2004

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Redflex Holdings Limited, I state that:

In the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Graham Davie
Director
Melbourne, 28 September 2004

The Board of Directors of Redflex Holdings Limited is responsible for the corporate governance of the Consolidated Entity. The Board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations". In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. The principles are:

1. Lay solid foundations for management and oversight.
2. Structure the Board to add value.
3. Promote ethical and responsible decision making.
4. Safeguard integrity in financial reporting.
5. Make timely and balanced disclosure.
6. Respect the rights of shareholders.
7. Recognise and manage risk.
8. Encourage enhanced performance.
9. Remunerate fairly and responsibly.
10. Recognise the legitimate interests of stakeholders.

To ensure the Board is well equipped to discharge its responsibilities, it has established guidelines for the operation of the Board. In accordance with ASX Listing Rule 4.10.3, the Directors provide hereunder the main corporate governance practices of the Consolidated Entity:

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

- the Board shall comprise at least three Directors and should always maintain a majority of Non Executive Directors
- the Chairman should be a Non Executive Director
- the Board shall comprise Directors with an appropriate range of qualifications and experience; and
- the Board shall meet at least monthly and follow meeting guidelines to ensure all necessary information is available to participate in an informed discussion of all agenda items.

The Directors in office at the date of this report are:

Mr. Chris Cooper	Chairman, Non Executive Director
Mr. Robin Debernardi	Non Executive Director
Mr. Peter Lewinsky	Non Executive Director
Mr. Graham Davie	Chief Executive Officer
Mr. Bruce Higgins	President and Chief Executive Officer, Redflex Traffic Systems Inc.

Directors of Redflex Holdings Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgment.

In the context of Director independence, "materiality" is considered from both the Company and individual Director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the Director in question to shape the direction of the Company's loyalty.

In accordance with the definition above, and the materiality thresholds set, the following Directors of Redflex Holdings Limited are considered to be independent:

Name	Position	Term in Office
Mr. Chris Cooper	Chairman, Non Executive Director	2 years
Mr. Robin Debernardi	Non Executive Director	2 years
Mr. Peter Lewinsky	Non Executive Director	8 months

There are procedures in place, agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the Company's expense.

For additional details regarding Board appointments, please refer to our website.

Nomination Committee

The Board has established a Nomination Committee, which meets at least annually, to ensure that the Board continues to operate within the established guidelines, including where necessary, selecting candidates for the position of Director. The Nomination Committee comprises Non Executive Directors. The Nomination Committee comprised the following members throughout the year:

Mr. Christopher Cooper

Mr. Robin Debernardi

Mr. Peter Lewinsky

Mr. Graham Davie

Mr. Bruce Higgins

Mr. Lewinsky and Mr. Higgins became members subsequent to their own appointment. Any proposed Board appointments will be determined by the full Board.

Audit and Risk Management Committee

The Board has established an Audit and Risk Management Committee, which operates under a charter established by the Board. It is the Board's responsibility to ensure that an effective internal control framework operates within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Consolidated Entity to the Audit and Risk Management Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All Non Executive Directors are currently on the Audit and Risk Management Committee.

The members of the Audit and Risk Management Committee during the year were;

Mr. Peter Lewinsky

Mr. Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. Mr. Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the Boards and shareholders of public, private and government organizations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice. Over the last 10 years Mr. Lewinsky has held a number of Board and Audit Committee appointments for public, private and government organizations.

Mr. Christopher Cooper

Mr. Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr. Cooper is also a principal and agent manager for significant share investment portfolios and a Director and Manager of numerous private investment companies and trusts.

Mr. Robin Debernardi

Mr. Debernardi is a prominent businessman who established and developed a range of products in a horticultural business, the success of which is that it is now known as a household name in the industry. Mr. Debernardi has since been successfully engaged in commercial property developments in Victoria and Queensland, while developing a rural property in North Central Victoria. He brings substantial experience in assisting companies involved in high growth phases of their development

The external auditor is invited to attend all Audit and Risk Committee meetings.

The Audit and Risk Management Committee is also responsible for directing and monitoring the internal audit function and nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

Remuneration Committee

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality Board and Executive team by remunerating Directors and key Executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Remuneration Committee links the nature and amount of Executive Directors' and officers' emoluments to the Company's financial and operational performance. The expected outcomes of the remuneration structure are:

- retention and motivation of key Executives
- attraction of quality management to the Company
- performance initiatives which allow Executives to share the rewards of the success of the Company

There is no scheme to provide retirement benefits, other than statutory superannuation, to Non Executive Directors.

The Board is responsible for determining and reviewing compensation arrangements for the Directors themselves and the Chief Executive Officer and the Executive team. The Remuneration Committee is currently comprised of the following Directors:

Mr. Robin Debernardi

Mr. Chris Cooper

Mr. Graham Davie

Board Responsibilities

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the Consolidated Entity is delegated by the Board to the Chief Executive Officer and the Executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the Chief Executive and the Executive team.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. To ensure this is achieved the Board has a number of mechanisms in place, including:

The Board approves strategic plans, operating plans and budgets. The Board also reviews implementation by management, monitors progress against budget, including establishment and monitoring of key performance indicators for all significant business processes, designed to meet stakeholders' needs and manage business risk.

The Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity, including:

- establishment of committees to report on occupational health and safety and environmental issues and concerns;
- procedures to allow Directors to seek professional independent advice at the Company's expense;
- procedures to allow Directors to review approval of major contracts and financing arrangements including financial risk in such areas as currency, interest rate and credit policies and exposures, and to monitor management's actions to ensure they are in line with Company policy.

Monitoring of the Board's Performance and Communication to Shareholders

In order to ensure the Board continues to discharge its responsibilities in an appropriate manner, the performance of all Directors is reviewed annually by the Chairman. If the performance of a Director was considered unsatisfactory, they would be asked to retire.

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is made available by way of an ASX release
- The annual general meeting
- ASX releases in accordance with the entity's continuous disclosure policy
- Information available on the Company's website at www.redflex.com.au
- Public and private briefings. Any new material information which is released at briefings is made generally available concurrently by way of an ASX release

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
Revenue from Ordinary Activities	2	**33,312,212**	**23,516,739**	**1,508,627**	**1,707,216**
Operating expenses					
Materials & Consumables used		5,669,048	5,599,099	0	0
Depreciation and amortisation expense		4,808,543	3,706,804	125,249	107,061
Borrowing Costs		373,607	141,764	13,812	141,764
Salaries & Wages Expense		13,453,312	12,140,971	560,809	742,643
Outlays Capitalised in Research & Development		(2,025,234)	(1,653,761)	0	0
Other expenses from Ordinary activities	3	7,732,993	2,128,177	968,420	1,614,526
Specific items	3(a)	(15,743)	5,190,571	15,094,195	1,740,743
Total expenses from Ordinary Activities		**29,996,526**	**27,253,625**	**16,762,485**	**4,346,737**
Profit (Loss) from Ordinary Activities before Income Tax		**3,315,686**	**(3,736,886)**	**(15,253,858)**	**(2,639,521)**
Income Tax (Expense) / Benefit attributable to Ordinary Activities	4	0	0	0	0
Net Profit / (Loss) attributable to members of Redflex Holdings Limited		**3,315,686**	**(3,736,886)**	**(15,253,858)**	**(2,639,521)**
Net exchange difference on translation of foreign statements of foreign controlled entity.		(4,673,473)	(2,926,294)	0	0
Equity raising costs		(37,381)	(67,518)	(37,381)	(67,518)
Total revenues, expenses and valuation adjustments attributable to members of Redflex Holdings Limited and recognised directly in equity		**(4,710,854)**	**(2,993,812)**	**(37,381)**	**(67,518)**
Total changes in equity not resulting from transactions with owners as owners		**(1,395,168)**	**(6,730,698)**	**(15,291,239)**	**(2,707,039)**
Basic earnings per share		**4.36 cents**	**(6.6 cents)**		
Diluted earnings per share		**4.20 cents**	**(6.6 cents)**		
Weighted average number of Ordinary shares used in calculation of Earnings per Share		76,014,688	56,250,530		
Weighted average number of Ordinary shares used in calculation of Diluted Earnings per Share		79,187,732	56,250,530		

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2004

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
Current Assets					
Cash Assets		2,780,450	1,070,124	127,088	105,481
Term Deposits	11	1,239,898	1,627,425	585,000	1,541,134
Receivables	6(a)	8,177,712	5,329,976	685,430	94,476
Inventories	7	10,278,569	10,548,366	0	0
Prepayments	11	354,481	328,031	354,481	263,071
		22,831,110	**18,903,922**	**1,751,999**	**2,004,162**
Non-Current Assets					
Receivables	6(b)	0	265,511	49,726,754	54,279,588
Investments	8	0	0	3,740,142	3,740,142
Property Plant & Equipment	9	27,965,679	18,765,420	254,346	108,687
Intangibles	10	8,371,710	6,833,546	380,393	0
		36,337,389	**25,864,477**	**54,101,635**	**58,128,417**
Total Assets		**59,168,499**	**44,768,399**	**55,853,634**	**60,132,579**
Current Liabilities					
Payables	12	4,699,463	4,429,511	93,486	70,817
Borrowings	12	3,973,816	769,000	0	516,022
Employee Provisions	13	815,879	415,416	56,095	45,862
		9,489,158	**5,613,927**	**149,581**	**632,701**
Non Current Liabilities					
Borrowings	12	232,908	2,171,351	6,398,994	8,836,524
Employee Provisions	13	261,514	339,533	120,140	123,695
		494,422	**2,510,884**	**6,519,134**	**8,960,219**
Total Liabilities		**9,983,580**	**8,124,811**	**6,668,715**	**9,592,920**
Net Assets		**49,184,919**	**36,643,588**	**49,184,919**	**50,539,659**
Equity					
Contributed Equity	14	73,633,013	59,733,895	73,633,013	59,733,895
Foreign Currency Translation Reserve	14	(7,802,347)	(3,128,874)	0	0
Accumulated Losses	15	(16,645,747)	(19,961,433)	(24,448,094)	(9,194,236)
Total Equity		**49,184,919**	**36,643,588**	**49,184,919**	**50,539,659**

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
Cash Flows from Operating Activities					
Receipts from customers		30,464,476	22,256,603	0	0
Payments to suppliers and employees		(24,611,513)	(26,352,573)	608,252	(4,198,955)
Interest received		79,648	78,074	64,915	13,463
Interest and other costs of finance paid		(373,607)	(146,979)	(13,812)	(141,674)
Net Cash Flows from (Used in) operating activities	17	**5,559,004**	**(4,164,875)**	**659,355**	**(4,327,166)**
Cash Flows from Investing Activities					
Payments for property, plant and equipment		(16,446,090)	(6,586,731)	(250,887)	(215,748)
Purchase of Goodwill		(400,414)	0	(400,414)	0
Capitalised research and development		(2,134,311)	(1,813,539)	0	0
Loans to Related Parties		0	0	(11,198,283)	(8,334,099)
Net Cash Flows from (Used in) investing activities		**(18,980,815)**	**(8,400,270)**	**(11,849,584)**	**(8,549,847)**
Cash Flows from Financing Activities					
Bank Borrowings		1,286,443	2,687,373	(2,687,373)	2,687,373
Lease liability incurred		(4,067)	252,978	0	0
Shareholder loans received (paid)		0	(292,121)	0	(292,121)
Cash proceeds from share issues		13,936,590	10,653,154	13,936,590	10,653,154
Share Issue Costs		(37,381)	(67,518)	(37,381)	(67,518)
Net Cash Flows from (Used in) financing activities		**15,181,585**	**13,233,866**	**11,211,836**	**12,980,888**
Net Increase/(Decrease) in Cash held		1,759,774	668,721	21,607	103,875
Effect of exchange rate changes on cash		(49,448)	0	0	0
Cash at Beginning of Financial Year		1,070,124	401,403	105,481	1,606
Cash at End of Financial Year		**2,780,450**	**1,070,124**	**127,088**	**105,481**
Reconciliation of Cash					
Cash at the end of the year consists of:					
Cash on hand		2,103	1,385	500	180
Cash at bank		2,778,347	1,068,739	126,588	105,301
		2,780,450	**1,070,124**	**127,088**	**105,481**

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year. The financial report has been prepared in accordance with the historical cost convention.

Principles of Consolidation

The consolidated financial statements are those of the Consolidated Entity, comprising Redflex Holdings Limited (the parent Company) and all entities controlled by the Company during the year. The financial statements of subsidiaries are prepared for the same accounting period as the parent Company, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

The companies comprising the Redflex Group

Redflex Holdings limited is the Chief Entity. Refer to note 8 for details of all entities comprising the Consolidated Entity

Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks readily convertible to cash within two working days at nominal value, net of any outstanding bank overdrafts where offset arrangements exist.

INTANGIBLES

Research and Development Costs

Research and development costs are deferred only where they are expected to give rise to significant future benefits. Such costs are amortised over future periods on a basis related to those expected future benefits. The commencement date for amortisation is the date of commissioning the product and capitalised costs are amortised over a ten year period.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business. Goodwill is amortised over the period which benefits are expected to be received which is on a ten year straight line basis.

Foreign Currencies

Transactions in foreign currencies of entities within the Consolidated Entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the Consolidated Entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. Except for certain foreign currency options, all resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

All exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial year, and transactions costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract. Premiums on foreign currency options are expensed as incurred.

The USA traffic entity is considered financially and operationally independent of the parent entity. Accordingly the financial reports of the overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Leases

Leases are classified at their inception as either financial or operating leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are treated as financial leases and capitalised at the present value of the minimum lease payments and disclosed as property, plant & equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the term of the lease. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in the operating results.

PROPERTY PLANT & EQUIPMENT

Cost and Valuation

Items of property plant and equipment comprising a class of non-current assets are brought to account at cost and have not been revalued.

Depreciation

Depreciation rates are adopted as follows:

Furniture & Fittings:	13-18% pa reducing balance
Leasehold Improvements:	20% pa straight line
Property, Plant & Equipment:	Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

TAXES

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related income tax benefit calculated at current rates, is treated as a future income tax benefit or deferred income tax. Tax benefits arising from net timing differences and carry forward tax losses are not brought to account as the benefit which has not been brought to account will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit.

Tax Consolidation

For the purposes of income taxation, the Directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries intend to form a tax consolidated group. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement will provide for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Earnings per share

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares, adjusted for any bonus element where applicable. Diluted EPS is calculated as the net profit attributable to members, adjusted for costs of servicing equity, the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Investments

All investments are non-current and are carried at the lower of cost and recoverable amount.

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include salaries and wages, sick leave and long service leave.

Any liabilities expected to be settled within twelve months are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.

All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash flows , the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

The Consolidated Entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits" for the measurement of employee benefit liabilities.

Recoverable Amounts

Non-current assets are not carried at an amount above their recoverable amount. In determining the recoverable amount, cash flows are not discounted, and where carrying values exceed this recoverable amount, assets are provided for.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Control of the goods has passed to the buyer.

Rendering of Services
Where the contract outcome can be reliably measured:

control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract.

Where the contract outcome cannot be reliably measured revenue is recognised only to the extent that costs have been incurred.

Unbilled contract revenue
Unbilled contract revenue included in Work In progress represents revenue earned by the Company in advance of being billable under customer contract terms. Under the terms of some current contracts, the Company cannot bill the municipality until the court has collected the citation fine. Management records unbilled contract revenue in these situations, based upon a historical pattern of collections by the courts for the municipalities. The pattern of collections on these citations is continually reviewed and updated by management.

Deferred revenue
Deferred revenue arises from some contracts whereby the customer pays for services yet to be performed. Revenue is brought to account over the period in which these services are provided.

Interest revenue
Control of the right to receive the interest payment.

Inventories
Inventories are valued at the lower of cost and net realisable value.

- Costs incurred in bringing each product to its present location and condition are accounted for as follows:
- Raw Materials - purchase cost on a first-in-first-out basis; and
- Finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.
- Infrastructure Components – Components held for resale or conversion into fixed in-ground installations for traffic contracts is carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$

Financial Instruments

The Consolidated Entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows. The interest rate risk and fair market valuation of financial instruments are shown in note 24.

Recognised financial instruments	Accounting Policies	Terms and Conditions
(i) Financial Assets		
Receivables – Trade	Trade receivables are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.	Credit sales are on 30 day terms.
Receivables – Controlled Entities	Amounts (other than trade debts) receivable from related entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans are at call and non interest bearing.
Receivables – Other Corporations	Amounts (other than trade debts) receivable from non related parties/entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans and interest outstanding, if any, are at call.
Term deposits	Short term deposits are predominantly in USD and converted at year end rates. They are stated at the lower of cost and net realisable value. Interest is recognised when earned	Short term deposits have an average maturity of 90 days and effective interest rates of between 1.0% and 2%.
Security Deposit	Security deposits are stated at the lower of cost and net realisable value. Interest is recognised when earned	Security deposits remain for the term of the lease and achieve effective interest rates of ~2%.
(ii) Financial Liabilities		
Bank Borrowings	Bank borrowings are in USD, converted at year end exchange rates and carried at the principal amount. Interest is charged as an expense as it accrues.	Interest is charged at the bank's benchmark rate plus margin.
Payables	Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.	Trade liabilities are normally settled between 30 and 60 days.
Amount payable to Controlled Entities	Loans from related parties are carried at the principal amount. Interest (when charged by the lender) is taken up as an expense on an accrual basis.	Loans are at call and non interest bearing.
(iii) Equity		
Ordinary Shares	Issued and paid-up capital is recognised at the fair value of the consideration received by the Company.	The Company is authorised to issue up to 200,000,000 Ordinary Shares. Details of shares issued and the terms and conditions of Options outstanding over Ordinary Shares at balance date are set out in Note 14.

NOTE 2 REVENUE FROM ORDINARY ACTIVITIES

	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
Revenue from operating activities:				
Revenue from sale of goods & services	15,807,134	12,997,964	0	0
Revenue from fee for service contracts	17,252,930	10,501,949	0	0
Total revenue from operating activities	**33,060,064**	**23,499,913**	0	0
Revenues from outside the operating activities:				
Interest from other persons	79,648	16,826	64,915	0
Grant Income	172,500	0	0	0
Management Fees	0	0	1,443,712	1,707,216
Total revenue from outside the operating activities	252,148	16,826	1,508,627	1,707,216
Total revenue from ordinary activities	**33,312,212**	**23,516,739**	**1,508,627**	**1,707,216**

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
		$	$	$	$
NOTE 3	**EXPENSES AND LOSSES**				
	Movements in Work In Progress	2,563,115	(4,239,665)	0	0
	Operating lease rental	248,428	340,971	0	0
	Occupancy costs	1,491,492	957,645	267,878	82,111
	Provision for Doubtful Debts	27,000	158,000	0	0
	Other expenses from operating activities	3,402,958	4,911,226	700,542	1,532,415
		7,732,993	2,128,177	968,420	1,614,526
	Depreciation of plant & equipment	3,811,982	2,938,747	105,228	107,061
	Amortisation of intangibles	996,561	768,057	20,021	0
		4,808,543	3,706,804	125,249	107,061
	Materials & Consumables used	5,669,048	5,599,099	0	0
	Interest expense other persons and corporations	373,607	141,764	13,812	0
	Outlays capitalised in Intangibles	(2,025,234)	(1,653,761)	0	0
	Salaries & wage expense	13,453,312	12,140,971	560,809	742,643
	Specific expenses	(15,743)	5,190,571	15,094,195	1,740,743
	Total expenses from ordinary activities	**29,996,526**	**27,253,625**	**16,762,485**	**4,346,737**

(a) Specific Expenses:

Profit from Ordinary activities before income tax expense includes the following revenue and expenses whose disclosure is relevant in explaining the financial performance of the entity:

	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
During the previous Financial Year the Company disposed of a business where consideration for the sale of the business includes payment from future royalties. The Directors have reassessed and provided for the carrying value of the future receivable due to the uncertainty relating to the receipt of future royalties.	0	1,250,000	0	1,250,000
Provision for dimunition in related party receivables	0	0	15,484,938	0
Provision for writedown of receivables emanating from past Structured Finance transactions.	375,000	350,000	0	100,000
Foreign exchange losses arising from inability to hedge foreign currency receivables.	0	1,756,768	0	0
Non-recurring costs comprising:				
costs associated with planned debt/equity financing activity in the USA that was not completed when a more favourable financing option became available	0	1,240,949	0	0
and costs associated with group restructuring.	0	202,111	0	0
Provision for unrecovered loan balances relating to the ESAS loan scheme.	(390,743)	390,743	(390,743)	390,743
Total Specific Expenses	**(15,743)**	**5,190,571**	**15,094,195**	**1,740,743**

Acquisition of Business Assets

Assets and liabilities acquired were:

On 17 December 2003 the Company acquired the asse ts of Poltech International Limited and its subsidiary Locktronics Pty Ltd. The assets acquired included inventory, fixed assets, Intellectual property and access to contracts with a number of government agencies. The allocation of the purchase price between asset categories was:

Inventory	362,865
Fixed assets	232,721
Goodwill on acquisition	400,414
Total assets	**996,000**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
NOTE 4 INCOME TAX				
The prima facie income tax on the profit (loss) from operations is reconciled to the income tax (expense)/benefit as follows:				
Profit/(Loss) from Operations before Income Tax	3,315,868	(3,736,886)	15,291,239	(2,639,521)
The prima facie tax, using tax rates applicable in Australia of 30% (2003 - 30%), on profit (loss) from operations differs from the accounts as follows:				
Prima facie tax on profit (loss) from operations	994,760	(1,121,066)	4,587,371	(791,856)
Tax effect of permanent differences	(547,223)	(430,500)	(4,518,047)	781,629
Under (over) provision in prior years	0	(305,055)	0	0
Carried forward (losses offset) benefits created	(447,537)	1,246,511	(69,324)	(10,227)
Income Tax Expense	**0**	**0**	**0**	**0**
Future income tax benefits from c/f income tax losses timing differences not brought to account:				
On revenue account	1,913,613	3,801,431	1,913,613	3,801,431
On capital account	417,223	417,223	417,223	417,223

The above future income tax benefit which has not been brought to account will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit

The Company has no franking credits.

During the year ended 30 June 1995 the Company sought and obtained a favourable private tax ruling relating to the eligibility of the carried forward tax losses. As a result of issues identified in calculating these tax losses, the Company has sought advice as to whether income derived by the Company from R&D Syndication is of a revenue or capital nature for taxation purposes, and also as to the extent to which the tax losses available to the Company are able to be used to offset that income. On the basis of advice received the Company does not believe that any contingent liability exists regarding the eligibility of carried forward tax losses.

Tax Consolidation

For the purposes of income taxation, the Directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries intend to form a tax consolidated group. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement will provide for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
NOTE 5 AUDITOR'S REMUNERATION				
Amount received or due and receivable by Ernst & Young for:				
Auditing the financial report of the entity and subsidiaries.	120,850	97,585	120,850	97,585
Auditing of separate financial statements for subsidiaries within Australia	20,000	28,000	0	0
Auditing of separate financial statements for subsidiaries outside Australia	105,857	112,327	0	0
Other advisory services	0	18,900	0	0
	246,707	**256,812**	**120,850**	**97,585**

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
		$	$	$	$
NOTE 6	**RECEIVABLES**				
	(a) Current				
	Trade Debtors	7,620,996	4,950,266	0	0
	Other Debtors	569,112	793,417	685,430	193,723
	Other Corporations	1,434,450	290,293	446,753	446,753
	Provision for non-recovery	(1,446,846)	(704,000)	(446,753)	(546,000)
		8,177,712	**5,329,976**	**685,430**	**94,476**
	(b) Non Current				
	Controlled entities	0	0	65,211,692	54,091,829
	Provision for dimunition in value	0	0	(15,484,938)	0
	Other Corporations	783,684	1,779,511	783,684	1,241,759
	Provision for non-recovery	(783,684)	(1,514,000)	(783,684)	(1,054,000)
		0	**265,511**	**49,726,754**	**54,279,588**
		8,177,712	**5,595,487**	**50,412,184**	**54,374,064**
NOTE 7	**INVENTORIES**				
	Raw Materials – at cost	1,379,895	1,221,367	0	0
	Work in Progress – at cost	3,369,277	5,932,392	0	0
	Infrastructure Components – at cost	5,529,397	3,394,607	0	0
		10,278,569	**10,548,366**	**0**	**0**

NOTE 8 **INVESTMENTS**

Shares in controlled entities	Country of Incorporation	% Owned		Investment in Subsidiary	
		30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
				$	$
Controlled Entities of Redflex Holdings Limited					
Redflex Limited	Aust	100	100	3,356,668	3,356,668
Aerospace Systems Ltd	Aust	100	100	100,003	100,003
Silverlene (R&D) Pty Ltd	Aust	100	100	283,470	283,470
Redflex Traffic Systems Inc	USA	100	100	1	1
				3,740,142	**3,740,142**
Controlled Entities of Redflex Limited					
Redflex Touchscreens Pty Ltd	Aust	100	100		
Redflex Communications Systems Pty Ltd	Aust	100	100		
Redflex Management Services Pty Ltd	Aust	100	100		
Redflex Finance Pty Ltd	Aust	100	100		
Taglink Pty Ltd	Aust	100	100		
Tiripa Pty Ltd	Aust	100	100		
APR Investments Pte Ltd (a)	Singapore	100	100		
Redprime Pty Ltd	Aust	100	100		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	100	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Aust	100	100		
Redflex Traffic Systems (California) Inc formerly Traffic Safety Systems Inc	USA	100	100		

(a) This Company is not audited by Ernst & Young, Redflex Holdings Limited's auditors.

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
		$	$	$	$
NOTE 9	**PROPERTY PLANT AND EQUIPMENT**				
	Property Plant and Equipment				
	Furniture and Fittings	572,248	747,581	132,312	72,375
	Leasehold Improvements	302,296	355,699	156,622	69,263
	Plant and Equipment	37,531,193	25,574,747	608,572	74,110
		38,405,737	26,678,027	897,506	215,748
	Less Accumulated depreciation				
	Furniture and Fittings	(389,989)	(473,042)	(121,656)	(32,337)
	Leasehold Improvements	(183,164)	(200,297)	(144,610)	(40,319)
	Plant and Equipment	(9,866,905)	(7,239,268)	(376,894)	(34,405)
		(10,440,058)	(7,912,607)	(643,160)	(107,061)
	Total Written Down Amount	**27,965,679**	**18,765,420**	**254,346**	**108,687**
	Furniture and Fittings				
	Carrying amount at beginning	274,539		40,038	
	Additions	55,691		1,397	
	Disposals	(42,657)		(2,657)	
	Depreciation Expense	(144,100)		(28,122)	
		143,473		10,656	
	Leasehold Improvements				
	Carrying amount at beginning	155,402		28,944	
	Additions	38,773		0	
	Disposals	(34,798)		(4,798)	
	Depreciation Expense	(40,245)		(12,134)	
		119,132		12,012	
	Plant & Equipment				
	Carrying amount at beginning	18,335,479		39,705	
	Additions	12,995,232		256,946	
	Disposals	0		0	
	Depreciation Expense	(3,627,637)		(64,973)	
		27,703,074		231,678	
	Total Written Down Amount	**27,965,679**		**254,346**	
NOTE 10	**INTANGIBLES**				
	Research and Development Expenditure				
	Capitalised (at Cost)	10,603,451	8,469,141	0	0
	Less accumulated amortisation	(2,612,134)	(1,635,594)	0	0
	Goodwill at cost	400,414	0	400,414	0
	Less accumulated amortisation	(20,021)	0	(20,021)	0
		8,371,710	**6,833,547**	**380,393**	**0**
NOTE 11	**OTHER ASSETS**				
	Current -				
	Prepayments	354,481	328,031	354,481	263,071
	Security Deposits	1,239,898	1,627,545	585,000	1,541,134
		1,594,379	**1,955,456**	**939,481**	**1,804,205**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
NOTE 12 PAYABLES & INTEREST BEARING LIABILITIES				
(a) Current – Payables				
Trade Creditors	2,777,052	3,527,923	0	0
Deferred Revenue	428,987	0	0	0
Other Creditors	1,493,424	901,588	93,486	70,817
	4,699,463	**4,429,511**	**93,486**	**70,817**
Current – Borrowings				
Bank Borrowings	3,761,801	516,022	0	516,022
Lease liability	212,015	252,978	0	0
	3,973,816	**769,000**	**0**	**516,022**
(b) Non-current - Borrowings				
Bank Borrowings	0	2,171,351	0	2,171,351
Lease liability	232,908	0	0	0
Amount Payable to Controlled Entities	0	0	6,398,994	6,665,173
	232,908	**2,171,351**	**6,398,994**	**8,836,524**
	8,906,187	**7,369,862**	**6,492,480**	**9,423,363**

During the year the Company's banker, National Australia Bank provided a USD 5.0 million loan facility secured by a Mortgage Debenture over the assets and undertakings of Redflex Holdings Limited and its subsidiaries. Of this amount USD 3.585 million was drawn at 30 June 2004.

Subsequent to year end the Company acquired a USD 13 million secured Revolving Credit Facility to fund the growth within the USA Traffic Division. The initial draw-down was used to repay the National Australia Bank debt facilities. The debenture held by the National Australia Bank over all the Redflex Traffic companies was removed.

The new financier, Harris Trust and Savings Bank, was granted a first and only priority senior security interest in Redflex Traffic Systems Inc and its subsidiaries (Note 8)

Lease liabilities are secured by way of a charge over the leased assets.

	Consolidated Entity		Redflex Holdings Limited	
NOTE 13 EMPLOYEE PROVISIONS				
(a) Current				
Provision for Employee Benefits	815,879	415,416	56,095	45,862
(b) Non-current				
Provision for Employee Benefits	261,514	339,533	120,140	123,695
	1,077,393	**754,949**	**176,235**	**169,557**

An employee share plan has been established where Redflex may, at the discretion of the Remuneration Committee, grant Options to Executives and certain members of staff of the Consolidated Entity. The Options, issued for nil consideration, are granted in accordance with performance guidelines established by the Directors. The Options are issued for a term of 5 years. The Options cannot be transferred and will not be quoted on the ASX. There are currently 9 Executives and 23 staff eligible for this scheme.

	RDFAM	RDFAO	RDFAP	RDFAK	RDFAR	RDFAS	RDFAT
Grant date	16/10/2003	21/5/2001	1/2/2001	16/9/1998	26/9/2003	26/9/2003	1/6/2004
Vesting date	8/10/1999	20/5/2001	1/2/2001	16/9/1998	(i)	(ii)	(iii)
Expiry date	8/8/2004	20/5/2006	11/1/2006	16/9/2003	5 years	5 years	5 years
Weighted average Exercise Price	$2.97	$1.52	$1.66	$0.69	$0.50	$0.5859	$2.0600
Number of Options at beginning of year	40,000	60,000	20,000	100,000	0	0	0
Number of Options exercised	0	0	0	(100,000)	0	(100,000)	0
Number of Options expired	0	0	0	0	0	0	0
Number of Options granted	0	0	0	0	1,800,000	2,655,000	1,348,000
Number of Options at end of year	**40,000**	**60,000**	**20,000**	**0**	**1,800,000**	**2,555,000**	**1,348,000**

(i) The vesting date for RDFAR Options are one third on 1 February 2004 with the balance vesting on a monthly basis pro-rata through to 1 February 2006.

(ii) The vesting date for RDFAS Options are one third on each of 1 February 2004, 2005 and 2006.

(iii) The vesting date for RDFAT Options are one third on each of 1 June 2005, 2006 and 2007.

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
NOTE 14	**CONTRIBUTED EQUITY**				
	Issued and paid up capital				
	83,141,433 Ordinary Shares fully paid, (2003 - 67,623,720 Shares)	**73,633,013**	**59,733,895**	**73,633,013**	**59,733,895**
	Options				
	Quoted Options Nil (2003: 6,261,796)	**0**	**0**	**0**	**0**

Unquoted Employee Options (2003-220,000) Number	Grant Date	Vesting Date	Expiry Date	Exercise Price
40,000	8/8/1999	8/8/1999	8/8/2004	$2.97
60,000	20/5/2001	20/5/2001	20/5/2006	$1.52
20,000	11/1/2001	11/1/2001	11/1/2006	$1.66
1,800,000	26/9/2003	(i)	5 years	$0.50
2,555,000	26/9/2003	(ii)	5 years	$0.5859
1,348,000	1/6/2004	(iii)	5 years	$2.06
Unquoted Non-employee Options				
500,000	29/6/2000	30/6/2004	30/6/2005	$4.98

Movements in Shares on Issue	Number of Shares	$		
Beginning of the Financial Year	67,623,720	59,733,895		
Issued during the year by -				
Private Placement	7,944,184	6,732,696		
Conversion of Options	3,475,035	3,730,329		
Share Purchase Plan	4,098,494	3,473,474		
Less Transaction Costs		(37,381)		
	83,141,433	**73,633,013**		
Foreign Currency Translation Reserve				
Beginning of the Financial Year	(3,128,874)	(202,580)	0	0
Effect of Exchange rate movement on translation	(4,673,473)	(2,926,294)	0	0
End of the Financial Year	**(7,802,347)**	**(3,128,874)**	**0**	**0**

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self sustaining foreign operations.

(i) The vesting date for RDFAR Options are one third on 1 February 2004 with the balance vesting on a monthly basis pro-rata through to 1 February 2006.

(ii) The vesting date for RDFAS Options are one third on each of 1 February 2004, 2005 and 2006.

(iii) The vesting date for RDFAT Options are one third on each of 1 June 2005, 2006 and 2007.

Movements in Issued Capital

Issue of Shares

During the year the Company issued the following shares:

1. 3,275,035 Ordinary Shares were issued by way of conversion of Options at a price of $1.10 per share fully paid.
2. 7,944,184 Ordinary Shares were issued by way of private placement at a price of $0.8475 per share fully paid.
3. 4,098,494 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $0.8475 per share fully paid.
4. 100,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at $0.69 per share fully paid
5. 30,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at $0.5894 per share fully paid.
6. 70,000 Ordinary Shares were issued by way of conversion of unlisted employee Options at $0.5909 per share fully paid

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$

Issue of Options

During the year ended 30 June 2004, the following Options were issued:

1. 1,800,000 Options over Ordinary Shares at an exercise price of $0.50.
2. 2,655,000 Options over Ordinary Shares at an exercise price of $0.58 compounding at 3% p.a. until exercised
3. 1,348,000 Options over Ordinary Shares at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised.

Expiration of Options

6,261,796 Options issued at an exercise price of $1.10 expired on 31 December 2003. Of these Options 3,275,035 were exercised. The remaining Options expired.

Redflex Employee Share Acquisition Scheme and Redflex Employee Option Plan

Redflex Holdings Limited has established the Redflex Employee Share Acquisition Scheme and the Redflex Employee Option Plan. Options are allocated to employees based on seniority with management discretion permissible.

The terms of the Employee Share Acquisition Scheme provide for loans to eligible employees of up to 95% of the issue price of shares in Redflex Holdings Limited, repayable in five years. The terms of these loans provide, amongst other things, that the final amount payable shall not exceed the market value of the shares purchased under the loan arrangement.

NOTE 15 ACCUMULATED LOSSES

	Consolidated 30-Jun-04	Consolidated 30-Jun-03	Redflex 30-Jun-04	Redflex 30-Jun-03
Balance at Beginning of year	(19,961,433)	(16,224,547)	(9,194,236)	(6,554,715)
Net Profit (Loss) attributable to members of Redflex Holdings Limited	3,315,686	(3,736,886)	(15,253,858)	(2,639,521)
Balance at End of Year	**(16,645,747)**	**(19,961,433)**	**(24,448,094)**	**(9,194,236)**

NOTE 16 LEASE COMMITMENTS

	Consolidated 30-Jun-04	Consolidated 30-Jun-03	Redflex 30-Jun-04	Redflex 30-Jun-03
Operating Leases				
Operating Lease Commitments Payable not later than one year	1,401,327	1,504,732	625,264	625,264
Later than one year but no later than two years	1,228,882	1,501,843	625,264	625,264
Later than two years but not later than five years	1,936,771	2,691,306	1,042,106	625,264
Later than five years	0	0	0	1,042,106
	4,566,980	**5,697,881**	**2,292,634**	**2,917,898**
Finance Leases				
Finance Leases Payable not later than one year	212,015	252,978	0	0
Later than one year but no later than two years	232,908	0	0	0
Later than two years but not later than five years	0	0	0	0
Later than five years	0	0	0	0
	444,923	**252,978**	**0**	**0**
Future Finance Charges	8,572	11,972	0	0
Lease liability	436,351	241,006	0	0
Total Lease Liability	**444,923**	**252,978**	**0**	**0**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$

NOTE 17 STATEMENT OF CASH FLOWS

	30-Jun-04 $	30-Jun-03 $	30-Jun-04 $	30-Jun-03 $
Reconciliation of Profit (Loss) from ordinary activities after tax, to net cash inflow from operations				
Net Profit/(Loss) after Income Tax	3,315,686	(3,736,886)	(15,253,858)	(2,639,521)
Non Cash Flow Items				
Depreciation Expense	3,851,402	2,938,747	105,228	107,061
Amortisation of Intangibles	976,540	768,057	0	0
Amortisation of Goodwill	20,021	0	20,021	
Provision for Employee Entitlements	322,443	(107,314)	6,678	169,557
Provision for dimunition in value of receivables	0	0	15,484,938	0
Provision for Doubtful Debts	27,000	0	0	0
Provision for non-recovery of receivables	(40,000)	2,008,000	(390,743)	1,600,000
Change in Operating Assets and Liabilities				
Decrease/(Increase) in Term Deposits	(387,527)	(910,599)	441,134	(1,026,134)
Decrease/(Increase) in Prepayments	(26,450)	0	423,590	0
Decrease/(Increase) in Receivables – Non current	265,511	240,788	0	(1,694,576)
Decrease/(Increase) in Receivables - current	(2,741,614)	(1,076,867)	(200,302)	(707,972)
Decrease/(Increase) Inventories	(277,958)	(4,800,125)	0	0
Increase in Deferred Revenue	428,987	0	0	0
Increase/(Decrease) in Payables	(175,037)	511,324	22,669	(135,581)
Net Cash Inflow/(Outflow) from Operating Activities	**5,559,004**	**(4,164,875)**	**659,355**	**(4,327,166)**

NOTE 18 SUPERANNUATION COMMITMENTS

The Consolidated Entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. In other cases employees have nominated other funds to which the Consolidated Entity contributes at the direction of the employee.

In addition, the Consolidated Entity had during the year ended 30 June 2004, a statutory responsibility to contribute 9% of an Australian employee's salary, which is also paid to a number of funds as directed by each employee.

All of the economic entities' responsibilities in respect to superannuation commitments relating to the year ended 30 June 2004 have been discharged. All relevant superannuation funds are Accumulation Funds and accordingly there is no unfunded liability as at this date.

NOTE 19 DIRECTOR AND EXECUTIVE DISCLOSURES

The Remuneration Committee of the Board of Directors` is responsible for determining and reviewing compensation arrangements for the Directors, the Chief Executive officer and the Executive team. The Remuneration Committee assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and Executive team.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors and officers' emoluments to the Company's and divisional financial and operational performance.

Emoluments	Base Fee $	Bonus $	Primary Other	Post employment Superannuation $	Equity Options $	Total $
Specified Directors						
Chris Cooper	0	0	3,000	0	0	3,000
Robin Debernardi	0	0	3,000	0	0	3,000
Peter Lewinsky	28,000	0	0	2,520	0	30,520
Graham Davie	160,810	26,306	0	14,474	0	201,590
Bruce Higgins	318,702	79,675	86,957	0	429,631	914,965
Total remuneration for specified Directors	**507,512**	**105,981**	**92,957**	**16,994**	**429,631**	**1,153,075**

Prior to his appointments as a Director on 16 October 2003, Mr. Lewinsky was retained as a corporate advisory consultant and received fees of $14,000 for services provided to that date.

Emoluments of the five most highly paid Executive officers of the Company and the Consolidated Entity.

The Directors have determined the officers of the Company to be the key managers of the business units and the Chief Financial Officer.

Emoluments	Position	Primary Base Salary $	Cash Bonus $	Post Employment Superannuation $	Equity Options $	Total $
Specified Executives						
Aaron Rosenberg	Vice President Sales & Marketing- Redflex Traffic Systems Inc	209,358	43,459	6,547	84,138	343,502
Karen Finley	Vice President Operations- Redflex Traffic Systems Inc	201,413	11,228	5,845	84,138	302,624
Ricardo Fiusco	General Manager – Australia Redflex Traffic Systems	150,229	33,000	13,521	84,138	280,888
Ron Johnson	Chief Financial Officer	152,660	0	13,740	84,138	250,538
Peter Harrison	General Manager – Redflex Communications Systems	130,000	0	10,935	84,138	225,073
Total remuneration for specified Executives		**843,660**	**87,687**	**50,588**	**420,690**	**1,402,625**

In accordance with the existing Employee Option Plan, Redflex Holdings Limited has taken a decision to issue Options over the ordinary shares of Redflex Holdings Limited to certain Executives of group entities. The Options are issued for nil consideration, and granted in accordance with performance guidelines established by the Directors of the holding Company.

Options of specified Directors and specified Executives

	Number of Options at beginning of period	Exercised	Granted	Expired	Number of Options at end of period	Number of Options vested as at 30 June 2004 (Exercisable)
Specified Directors						
Graham Davie	20,000	(20,000)	0	0	0	0
Chris Cooper	0	0	0	0	0	0
Robin Debernardi	0	0	0	0	0	0
Peter Lewinsky	0	0	0	0	0	0
Bruce Higgins	0	0	1,800,000	0	1,800,000	800,000
Specified Executives						
Aaron Rosenberg	0	0	405,000	0	405,000	135,000
Karen Finley	0	0	405,000	0	405,000	135,000
Ricardo Fiusco	0	0	405,000	0	405,000	135,000
Ron Johnson	40,000	0	405,000	0	445,000	135,000
Peter Harrison	20,000	0	405,000	0	425,000	135,000

The Options were issued in accordance with the existing Redflex Employee Option Plan on the following terms:

(a) One third of the Options vested on 1 February 2004;

(b) One third of the Options will vest on 1 February 2005;

(c) One third of the Options will vest on 1 February 2006;

(d) Options can not be exercised until after the vesting date.

(e) The Options expire after 5 years;

(f) The RDFAR Options are at an exercise price of $0.50

(g) The RDFAS Options are at a nominal exercise price of $0.58 and increasing at the rate of 3% per annum (compounding) until the time of exercise.

(h) The RDFAT Options are at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised.

(i) Options that have not vested cannot be exercised after termination of employment.

The Options granted to Mr. Bruce Higgins were allocated prior to his appointment as a Director.

Shareholdings of specified Directors and specified Executives

Shares held in Redflex Holdings Limited	Ordinary shares at 1 July 2003	Granted as remuneration	On exercise of Options, private placement, Share Purchase Plan and on market	Ordinary shares at 30 June 2004
Specified Directors				
Chris Cooper	360,676	0	386,404	747,080
Robin Debernardi	2,686,393	0	537,980	3,224,373
Graham Davie	1,054,564	0	32,206	1,086,770
Peter Lewinsky	0	0	41,800	41,800
Bruce Higgins	0	0	0	0
Total	**4,101,633**	**0**	**998,390**	**5,100,023**
Specified Executives				
Aaron Rosenberg	0	0	0	0
Karen Finley	8,463	0	0	8,463
Ricardo Fiusco	0	0	0	0
Ron Johnson	48,385	0	11,800	60,185
Peter Harrison	6,770	0	5,900	12,670
Total	**63,618**	**0**	**17,700**	**81,318**

All of the variations in equities during the year ended 30 June 2004 related to equities bought under the Share Purchase Plan during November 2003, the Private Placement for which consent was received at the 2003 Annual General Meeting, the issue of employee Options, and the exercise of listed Options expiring on 31 December 2003.

	Redflex Holdings Limited	
	30-Jun-04	30-Jun-03
	$	$
NOTE 20 CONTINGENT LIABILITIES		
Indemnity Guarantees		
A bank has issued Indemnity Guarantees against which Letters of Set Off are in place:	70,000	70,000
Banks have issued other Indemnity Guarantees in respect of rental deposits and bid bonds:	1,239,898	542,450

Structured Equity Funding for Visible Voice Unit Trust

Redflex Holdings Limited (Redflex) entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

1. A one-off four year license fee paid to Redflex of $10 million whereby the partnership is licensed certain rights over the Visible Voice software. This amount was held on deposit to secure financiers to the Syndicate and Redflex's obligations per (4) below.
2. Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001; and
3. Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions;
4. An obligation in the form of a put option for Redflex to subscribe for equity in the partnership, for an amount of no more than the proceeds of (1) above

The cash proceeds of $10 million referred to in (1) above and accrued interest has not been booked as income or as an asset in the books of Redflex as a corresponding liability existed for the put option referred to in (4) above. These amounts were offset as part of the windup proceedings in July 2004.

In relation to the above, contingent liabilities exist in the form of any claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into. The Company has been advised by the manager of the partnership, that the Australian Taxation Office has issued amended assessments, to each partner, which disallow the deductions claimed by each partner. At this stage, the Company understands that investors have objected to the ATO's revised assessments.

The partnership and the transaction are in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interest in Visible Voice by way of the issue of an Exit Notice in accordance with transaction documents.

The Exit Price is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex. The Company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital).

Redflex, having regard to all provisions relating to this calculation set out in the transaction documents, and having sought legal advice in this regard, is of the opinion that the Exit Price is approximately $25,000 or 11,658 shares.

The Company has sought professional advice on the implications of the Partnership and the ATO's actions, and the Directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO, or the Exit Notice issued by the Partnership, have given rise to any liability of the Company under the transaction.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$

NOTE 21 STATEMENT OF OPERATIONS BY SEGMENTS

(a) Primary - Business Segments	Corporate	Communications	Traffic	30-Jun-04 Total	30-Jun-03 Total
Revenue from customers outside the Consolidated Entity	**$(000)**	**$(000)**	**$(000)**	**$(000)**	**$(000)**
Revenue from sale of goods & services	0	8,473	7,334	15,807	12,999
Revenue from fee for service contracts	0	0	17,253	17,253	10,501
Interest revenue	80	0	0	80	17
Other	0	172	0	172	0
Total segment revenue	**80**	**8,645**	**24,587**	**33,312**	**23,517**
Consolidated operating profit before tax	(1,444)	(946)	5,705	3,315	(3,736)
Segment assets	2,016	11,353	45,799	59,168	44,768
Segment Liabilities	195	758	9,031	9,984	8,125
Other segment Information					
Acquisition of property plant & equipment	240	401	15,805	16,446	6,587
Depreciation	39	346	3,427	3,812	2,939
Amortisation	20	554	423	997	768

(b) Secondary - Geographical Segments	Australia	USA	Other	30-Jun-04 Total	30-Jun-03 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	5,480	8,605	1,722	15,807	12,999
Revenue- fee for service contracts	0	17,253	0	17,253	10,501
Total revenue	**5,480**	**25,858**	**1,722**	**33,060**	**23,500**
Segment assets	19,921	39,247	0	59,168	44,768
Acquisition of property plant & equipment & intangibles	736	15,710	0	16,446	6,587

The Consolidated Entity's companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and servicing different markets.

The Traffic division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build own operate and maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International traffic business involves the sale of traffic enforcement products to those markets.

The Communications business involves the sale of a variety of communication based solutions to world markets, often via USA based prime contractors.

The Segmental split segregates the primary business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The geographical split recognises the countries in which the work is transacted. The corporate division represents the Group's Head Office which is based in Melbourne, Australia.

NOTE 22 EARNINGS PER SHARE

	30-Jun-04	30-Jun-03
Basic earnings per share	4.36 cents	(6.6 cents)
Diluted earnings per share	4.20 cents	(6.6 cents)
Net tangible asset backing per share	49.1 cents	44.0 cents
Earnings used in calculating basic and diluted earnings per share	3,315,686	(3,736,886)
Weighted average number of Ordinary Shares on issue used in calculation of basic earnings per share.	76,014,688	56,250,530
Effect of dilutive securities (Share Options)	3,173,044	0
Weighted average number of Ordinary Shares on issue used in calculation of diluted earnings per share.	**79,187,732**	**56,250,530**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$

NOTE 23 RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions unless otherwise stated. These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loans during the year.

	Consolidated Entity 30-Jun-04 $	Consolidated Entity 30-Jun-03 $	Redflex Holdings Limited 30-Jun-04 $	Redflex Holdings Limited 30-Jun-03 $
Provision of interest free unsecured loans to wholly owned Subsidiaries				
from related entities	0	0	6,398,994	6,665,173
to related entities	0	0	65,211,692	54,091,829

The ultimate holding Company is Redflex Holdings Limited

During the year the Company maintained a funding facility with Second Tee Pty Ltd. Mr. Robin Debernardi and Mr. Chris Cooper are Directors of Redflex Holdings Limited and Directors of Second Tee Pty Ltd and have a financial interest in Second Tee Pty Ltd. In October 2002 Redflex Holdings limited borrowed AUD 3.3 million at an interest rate of 12% pa. The loan was repaid in January 2003 from the proceeds of the equity raising. No formal facility exists with Second Tee Pty Ltd; however a charge over the assets and undertakings of the Company and certain subsidiaries remains in the event the Company may want to reestablish a facility.

The Directors consider that the transaction was conducted on an arms length basis and on normal commercial terms.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
NOTE 24 FINANCIAL INSTRUMENTS				
a) Interest Rate Risk				
(i) Financial Assets				
Cash	2,780,450	1,070,124	0	0
Receivables – trade	0	0	7,620,996	4,950,266
Short Term deposits	1,239,898	1,112,425	0	0
Receivables – Other Corporations	0	0	556,716	645,221
Total Financial Assets	**4,020,348**	**2,182,549**	**8,177,712**	**5,595,487**
The weighted average interest rate relating to term deposits is 1%.				
(ii) Financial Liabilities				
Bank Borrowings	3,761,801	2,687,373	0	0
Lease Liabilities	444,923	252,978	0	0
Payables	0	0	4,699,463	4,429,511
Total Financial Liabilities	**4,206,724**	**2,940,351**	**4,699,463**	**4,429,511**

The weighted average interest rate relating to bank borrowings is 3.1%

b) Net Fair Values	Carrying amount per Statement of Financial Position		Aggregate net fair value	
	30-Jun-04	30-Jun-03	30-Jun-04	30-Jun-03
	$	$	$	$
(i) Financial Assets				
Cash	2,780,450	1,070,124	2,780,450	1,070,124
Receivables – Trade & Other	7,620,996	4,950,266	7,620,996	4,950,266
Receivables – Other Corporations	556,716	645,221	556,716	645,221
Term deposits	1,239,898	1,112,425	1,239,898	1,112,425
Total Financial Assets	**12,198,060**	**7,778,036**	**12,198,060**	**7,778,036**
(ii) Financial Liabilities				
Bank Borrowings	3,761,801	2,687,373	3,761,801	2,687,373
Lease Liabilities	444,943	252,978	444,943	252,978
Payables	4,699,463	4,429,511	4,699,463	4,429,511
Total Financial Liabilities	**8,906,207**	**7,369,862**	**8,906,207**	**7,369,862**

c) Credit Risk Exposure

- The Consolidated Entity's maximum exposures to credit risk at balance date in relation to each class of recognised financial assets, is the carrying mount of those assets as indicated in the Statement of Financial Position.
- Redflex Holdings Limited, on behalf of the Communications business, has taken out Foreign Currency options pertaining to future receivables arising from future milestones to be invoiced which are either known or can be reliably estimated and denominated in USD. Should the AUD/USD be below the strike price the Options will be allowed to lapse and the more favourable rates taken on the day.
- Options totalling USD1.5 million with progressive expiry dates through to the end of FY2005 have been taken out. These will ensure the USD receivables will be converted at no worse than .71 cents (average) while allowing potential benefits to be realised should currency movements be favourable.
- Options totalling USD 912,000 with progressive expiry dates through to the end of FY05 have also been taken out. These Options will ensure the USD receivables will be converted at no worse than .73 cents while allowing potential benefits to be realised should currency movements be favourable down to a conversion rate of .64 cents (average).
- Redflex has also taken a forward cover position for USD 408,000 at a rate of .7122 against a USD receivable

NOTE 25 SUBSEQUENT EVENTS

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

NOTE 26 IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Redflex Holdings Limited has commenced transitioning its accounting policies and financial reporting from current Australian standards to Australian equivalents of International Financial reporting standards (IFRS). The Company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As the Company has a June 30 year end, priority has been given to considering the preparation of an opening statement of financial position in accordance with AASB equivalents as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Redflex prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Following are key areas where accounting policies will change and may have an impact on the financial report. At this stage the Company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments

Under AASB139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are

Loans and receivables – measured at cost, held to maturity

Loans and receivables – measured at amortised cost, held for trading

Loans and receivables – measured at fair value, with fair value changes charged to profit or loss

Loans and receivables – measured at fair value, with fair value changes taken to equity

Non-trading liabilities – measured at amortised cost.

This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Hedge accounting

Under AASB139 Financial Instruments: Recognition and Measurement, hedges are able to be separately identified and documented in accordance with the requirements of IAS 39. Accordingly, all gains and losses on the contracts will be recognized in the income statement.

Goodwill

Under the Australian equivalent to IRFS3 Business Combinations, goodwill acquired upon the acquisition of the assets and business operations of Poltech and Locktronics (See Note) will not be amortised but subject to annual impairment testing. This will result in a change in the Group's current accounting policy which amortises goodwill over its useful life but not exceeding ten years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the conditions under which impairment will be assessed are not yet known.

Impairment of assets

Under the Australian equivalent to IAS36 Impairment of assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. It is expected that the value in use measurement will exceed net selling price. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is possible that impairment of assets will be recognized sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the conditions under which impairment will be assessed are not yet known.

Intangible assets

Under the Australian equivalent to IAS 38 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy which allows for the capitalization of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred. Reliable estimation of the future financial effects of this change in accounting policy cannot yet be identified; however an amount may be required to be adjusted against opening retained earnings for the amount that does not meet the recognition requirements under IFRS.

Share based payments

Under AASB2 Share based payments, the Company will be required to determine the fair value of Options issued to employees as remuneration and recognize as an expense in the Statement of Financial Performance. This statement is not limited to Options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income Taxes

Under the Australian equivalent to IAS 12 Income Taxes, the Company will be required to use a Balance sheet liability method which focuses on the tax effects of transactions and other events that effect amounts recognized in either the Statement of Financial Performance or a tax-based balance sheet. The change in accounting standard is expected to coincide with the utilization of carry forward tax losses and the recognition of the tax effect on both timing differences relating to the differing treatments used for book and tax differences. The capital gains tax effect of asset revaluations arising from asset impairment reviews will be recognized. It is not expected that there will be any further material impact as a result of adoption of this standard.

Foreign currency translation reserve

Upon transition to the adoption of IFRS the Company has the option to reset the Foreign currency translation reserve to zero. At this stage the Company believes it will elect to exercise this option. The reset will be offset against Retained Earnings on the Statement of Financial Position.

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Redflex Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Redflex Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

ERNST & YOUNG

Audit opinion

In our opinion, the financial report of Redflex Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
Date: 28 September 2004

ASX Additional Information

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. This information is current as at 23 September 2004.

There were 3,972 holders of fully paid Ordinary Shares. The voting rights attached to these shares are such that every member present in person or represented by proxy or representative shall have one vote and on a poll every member present or by proxy or representative shall have one vote for every share held.

The distribution schedule of holders of fully paid Ordinary Shares is:

Holding range	No of Holders	Units	Percent
1 – 1000	665	437,767	0.53
1001 – 5000	1,668	4,643,382	5.58
5001 – 10000	725	5,453,289	6.56
10001 – 100000	834	21,231,392	25.53
100001 – over	80	51,395,598	61.80
	3,972	**83,161,428**	**100.00**

The names and percentage holding of the twenty largest holders of fully paid Ordinary Shares are:

Name	Units Held at end of period	Percent of Issued Capital
INVIA CUSTODIAN PTY LIMITED<THIRTY FIVE A/C>	4,579,811	5.51
INVESTACO PTY LTD	3,716,594	4.47
WESTPAC CUSTODIAN NOMINEES LIMITED	3,637,194	4.37
MS CHENG MAN OY	3,525,636	4.24
INVIA CUSTODIAN PTY LIMITED<BLACK A/C>	2,995,100	3.60
NATIONAL NOMINEES LIMITED	2,584,860	3.11
MR MELFORD HENRY RUSSELL ROBERTS	2,115,324	2.54
JP MORGAN NOMINEES AUSTRALIA LIMITED	2,084,002	2.51
VERTEX BIANCA NOMINEES PTY LTD	2,044,973	2.46
NELLSTAR PTY LTD	1,937,406	2.33
O'CONNOR HOLDINGS PTY LTD	1,603,519	1.93
CONINGSBY NOMINEES PTY LTD<SUPER FUND A/C	1,437,857	1.73
ANZ NOMINEES LIMITED	908,666	1.09
MR GRAHAM WILLIAM DAVIE	906,677	1.09
SILVERLENE PTY LTD	790,147	0.95
BLUE JADE PTY LTD	730,371	0.88
DORION HOLDINGS LIMITED	692,900	0.83
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LTD	666,280	0.80
MR SYDNEY HO	665,900	0.80
DPV NOMINEES PTY LTD <DALY FAMILY A/C>	665,352	0.80
Top 20 holders of Ordinary Fully Paid Shares	**38,601,080**	**46.41**

The names of substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Act 2001 are:

Thorney Holdings Pty Ltd – 6,860,991 shares

OPTION HOLDER INFORMATION

At 23 September 2004 there were no quoted Options over Ordinary Shares.

The register of securities is kept by Computershare Investor Services Pty Ltd at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia.

This page has been intentionally left blank.

This page has been intentionally left blank.

CORPORATE DIRECTORY

DIRECTORS

Christopher Cooper - Chairman

Robin Debernardi - Non Executive Director

Peter Lewinsky - Non Executive Director

Graham Davie - CEO

Bruce Higgins - Executive Director

Marilyn Stephens - Company Secretary

REGISTERED OFFICE

31 Market Street
South Melbourne
Victoria 3205, Australia

OVERSEAS OFFICES

15020 North 74th Street
Scottsdale, Arizona 85260, USA

Suite 100, 6047 Bristol Parkway
Culver City, California 90230, USA

Suite 2000, 11710 Plaza America Drive
Reston, Virginia 20190, USA

AUDITORS

Ernst & Young
120 Collins Street
Melbourne, Victoria 3000, Australia

SHARE REGISTRY

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford, Victoria 3067, Australia

BANKERS

The National Australia Bank
535 Bourke Street
Melbourne, Victoria 3000, Australia

REDFLEX HOLDINGS LIMITED

31 Market Street, South Melbourne, Victoria 3205, Australia.

Tel: (03) 9674 1888 Fax: (03) 9699 3566 Web: www.redflex.com.au